FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
For the year ended: December 31, 2004
SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

—*	—	—
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.
There have been no such modifications.
(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.
There has been no such law, decree or administrative action.
(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.
There has been no such failure.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)
See “Tables and Supplementary Information,” page 89 of Exhibit (d), which is hereby incorporated by reference herein.
(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)
See “Tables and Supplementary Information,” pages 89 to 93 of Exhibit (d), which is hereby incorporated by reference herein.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
See “Tables and Supplementary Information,” pages 89 to 93 of Exhibit (d), which is hereby incorporated by reference herein.
4.
(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs be furnished only if it is practicable to do so.

(3)	Total amount otherwise outstanding.
Not applicable. The Republic of Italy files Annual Reports on Form 18-K voluntarily in order to incorporate such Annual Reports into its shelf registration statements.

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(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.
Not applicable.
5.	A statement as of the close of the last fiscal year giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)
See “Tables and Supplementary Information,” page 89 of Exhibit (d), which is hereby incorporated by reference herein.
(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)
See “Tables and Supplementary Information,” pages 89 to 93 of Exhibit (d), which is hereby incorporated by reference herein.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
See “Public Finance — Measures of Fiscal Balance,” “— The Council Recommendation to Italy Relating to its Excessive Government Deficit” “— The 2005 Stability and Growth Program,” “— The 2006-2009 Program Document,” “— Revenues and Expenditures,” “— Expenditures,” “— Revenues,” “— Government Enterprises,” “— Privatization Program,” and “— Government Real Estate Disposal Program,” pages 62 to 81 of Exhibit (d), which are hereby incorporated by reference herein.
7.
(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.
No foreign exchange control not previously reported was established by the registrant during 2004.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.
No foreign exchange control previously reported was discontinued or materially modified by the registrant during 2004.
8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.
See “The External Sector of the Economy — Reserves and Exchange Rates,” page 59 of Exhibit (d), which is hereby incorporated by reference herein.
9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.
See “The External Sector of the Economy — Foreign Trade,” “— Geographic Distribution of Trade,” “— Balance of Payments — Current Account” and “Capital Account,” pages 49 to 57 of Exhibit (d), which are hereby incorporated by reference herein.
10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)
See “The External Sector of the Economy — Balance of Payments,” page 54 of Exhibit (d), which is hereby incorporated by reference herein.
EXHIBITS
The following exhibits should be filed as part of the annual report:
(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.
None.
(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.
None.
(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.
The following documents have been previously filed:

The latest annual budget for the registrant as set forth in The Program Document for 2006-2009 (Documento di Programmazione Economica e Finanziaria per gli anni 2006-2009 — DPEF) dated July 15, 2005, and in the Annual Program Report for 2006 (Relazione Previsionale e Programmatica per il 2006 — RPP) dated September 29, 2005.
(d)	The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.
Description, dated December 31, 2004, of The Republic of Italy.
This annual report comprises:
(a)	Pages numbered i to vi consecutively.

(b)	The following exhibits:
Exhibit (a) — None.
Exhibit (b) — None.
Exhibit (c) — None.
Exhibit (d) — Description, dated December 31, 2004, of The Republic of Italy.
This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE
EXHIBIT INDEX

SIGNATURE
     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on April 7, 2006.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata

Name:	Dott.ssa Maria Cannata
Title:	Director General — Treasury Department – Directorate II
Ministry of Economy and Finance

v

EXHIBIT INDEX

Exhibit	Description	Page No.
(d)	Description, dated December 31, 2004, of the Republic of Italy	1

Exhibit (d)
DESCRIPTION OF
THE REPUBLIC OF ITALY
December 31, 2004

INCORPORATION OF DOCUMENTS BY REFERENCE
     This document is the Republic of Italy’s Annual Report on Form 18-K (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004. All amendments to the Annual Report filed by the Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

     Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and the Italian lire (“lira” or “lire”) was irrevocably fixed at Lit. 1,936.27 per €1.00. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire. Prior to 1999, however, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. See “The External Sector of the Economy — Reserves and Exchange Rates — U.S. Dollar/Euro Exchange Rate” for certain information concerning the exchange rate of the lira and euro against the U.S. dollar. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined terms and conventions.
     We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.
•	Gross domestic product or GDP means the total value of products and services produced inside a country during the relevant period.

•	Gross national product or GNP means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other member states of the European Union.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the European Union harmonized consumer price index, unless otherwise specified. The harmonized consumer price index is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing or budget deficit is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with European Union accounting requirements.

•	Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.
Information Sources
     The source for most of the financial and demographic statistics for Italy included in this Annual Report is Istituto Nazionale di Statistica, or ISTAT, a government entity established to provide comprehensive information used for European comparisons, and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia) dated May 31, 2005. We also include in this Annual Report information published by the Organization for Economic Co-operation and Development, or OECD, the Statistical Office of the European Communities, or Eurostat, particularly in connection with comparative data.

Certain other financial and statistical information contained in this Annual Report has been derived from official Italian government sources, including the 2006-2009 Program Document (Documento di Programmazione Economica e Finanziaria) and the 2005 Stability and Growth Program (Programma di Stabilitá dell’Italia — Aggiornamento Dicembre 2005). In this Annual Report we have substituted statistical data published by ISTAT for equivalent information derived from Bank of Italy sources that was published in earlier filings we have prepared.
Revised National Accounts
     In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. The general government revenues, expenditure and debt figures in this Annual Report from and including 1999 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data published in filings with the U.S. Securities and Exchange Commission before January 2001. See “Public Finance — Accounting Treatment — ESA 95 National Accounts.”
      In December 2005 ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions include: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general Government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.

     All references herein to “Italy” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central Government of The Republic of Italy and all references to the “general government” are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Treasury” or the “Ministry of Economy and Finance” or the “Ministry” are interchangeable and refer to the same entity. The Treasury changed its name to The Ministry of Economy and Finance on May 13, 2001.

SUMMARY INFORMATION
     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.
     Gross Domestic Product: The economy of the Republic of Italy, as measured by 2004 gross domestic product, is the sixth largest in the world, according to OECD data published in November 2005. Italy has experienced real GDP growth in each of the five years ended December 2004, with real GDP growth of 1.2 per cent in 2004, up from 0.3 per cent in 2003 and 0.4 per cent in 2002. Italy’s relatively slow economic growth during this period is attributable to several external factors, including a slowdown in the global and U.S. economies, the volatility of financial markets and the continued loss of competitiveness of Italian products due to unfavorable exchange rates, as well as structural medium- and long-term internal factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets.
     The European Economic and Monetary Union: Italy is a signatory of the Treaty of European Union of 1992, also known as the “Maastricht Treaty,” which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date conversion from their old national currencies into the euro was irrevocably fixed and the euro became legal tender. On January 4, 1999 the noon buying rate for the euro, as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that date initially, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar. On March 10, 2006, the ECB exchange rate was €1 for $1.1919. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002.
     Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2000, Italy has recorded current account deficits each year. This was principally due to increased competition from developing countries in South-East Asia, the depreciation of currencies in Asia and unfavorable exchange rates in 2002, 2003 and 2004.
     Inflation: In 2003 and 2004, consumer price inflation was stable in the countries in the euro area at 2.1 per cent. Consumer price inflation in Italy decreased to 2.3 per cent in 2004, from 2.8 per cent in 2003.
     Public Finance: Italy historically has experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits,” adopting budgetary balance as a medium-term objective, and to reduce public debt. Despite increases in social security benefit payments and pension payments, Italy met targets for net borrowing reduction in 2000, principally as a result of revenues from the sale of UMTS licenses and also by introducing tax reform legislation and improving its tax management system. Net borrowing as a percentage of GDP, however, was higher than the 3.0 per cent reference rate imposed by the Maastricht Treaty in 2001, 2003 and 2004 and is forecasted to continue to exceed this reference rate in 2005 and 2006. Italy’s public debt as a percentage of GDP declined from 111.3 per cent in 2000 to 106.6 per cent in 2004, due primarily to the repayment of debt with proceeds from Italy’s privatization and real-estate disposal programs, but is projected to have increased in 2005.
     Privatization Activities: Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to December 31, 2004, the Treasury’s privatization program generated proceeds of approximately €136 billion, making the Italian privatization program one of the largest and most successful privatization programs in Europe. Proceeds from privatizations in the three years to December 31, 2004 were low by comparison to previous years. Italy slowed down the pace of its privatizations due to the volatility of financial markets and the slowdown of the global and U.S. economies. In its 2006-2009 Program Document, Italy announced it would take steps to accelerate the pace at which it is reducing public debt as a percentage of GDP through further privatizations of State-owned assets.

     The Italian Political System: Italy is a democratic republic. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and his government is confirmed by Parliament. Following the general Parliamentary elections held on May 13, 2001, the Casa delle Libertà, the center-right coalition led by Mr. Silvio Berlusconi, obtained a majority in both the Chamber of Deputies and in the Senate. As a result, President Carlo Azeglio Ciampi appointed Mr. Berlusconi as Prime Minister. The new government was sworn in on June 11, 2001. Italy will hold general Parliamentary elections in April 2006. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts.
     2005 Developments. Italy’s real GDP remained unchanged, compared to the previous year, based on the Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa) submitted to the Government and Parliament by the Ministry of Economy and Finance on April 5, 2006. Italy’s seasonally adjusted average unemployment rate was stable at 7.7 per cent during the last three quarters of 2005, from 7.8 per cent during the first quarter of 2005. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.0 per cent during the twelve months ended December 31, 2005. In July 2005 the government finalized its 2006-2009 Program Document. The following table compares Italy’s key public finance ratio estimates for 2005 published in the 2006-2009 Program Document with the revised data contained in the Quarterly Cash-Flow Report mentioned above.
Public Finance Ratio Estimates for 20051

	2005	2005
	PD (Estimate)	QCFR (Revised)
Real GDP (% growth rate)	0.0	0.0
Net borrowing, as a percentage of GDP	(4.3)	(4.1)
Structural net borrowing, as a percentage of GDP	(3.4)	N.A.
Primary Balance, as a percentage of GDP	0.6	0.5
Public debt, as a percentage of GDP	108.2	106.4
Inflation (% real growth rate)	N.A.	N.A.
Unemployment rate (%)	8.1	N.A.

Source: 2006-2009 Program Document and Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa).
The Quarterly Cash-Flow Report was prepared on the basis of revised methodologies announced by ISTAT on December 22, 2005. See “Revised National Account” on page 4. By Employing these methodologies, the Quarterly Cash-Flow Report set net borrowing and public debt as percentages of GDP for 2004 at 3.4 per cent and 103.8 per cent, respectively.

          Other Developments. In September 2005, securities litigation was commenced against the Republic of Italy and a number of investment banking firms in the U.S. District Court for the Southern District of New York. This litigation, which sought class action status, alleged among other things that the registration statements used by the Republic of Italy in connection with its issuance of approximately $25 billion of debt securities between September 2002 and April 2005 contained misrepresentations and omissions relating to the size of Italy’s historical budget deficits and the amount of Italy’s debt as a percentage of gross national product. In this action, the plaintiff claimed an unspecified amount of compensatory damages, plus costs and fees.
     On January 9, 2006, the plaintiff entered a notice of voluntary dismissal without prejudice in respect of this lawsuit. Pursuant to the U.S. Federal Rules of Civil Procedure, any action dismissed without prejudice may be refiled at any time by the same or by a different plaintiff.
     It is not possible to predict whether this litigation will be refiled. However, as the Republic of Italy believes that it has valid defenses to these claims, even if this action is re-commenced, the Republic of Italy does not expect that this matter will have a material adverse effect on its financial position.

REPUBLIC OF ITALY
Area and Population
     Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Its total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.
     Population. According to ISTAT data, as of January 1, 2005, Italy’s population was estimated to be approximately 58.5 million, accounting for approximately 12.8 per cent of the European Union, or EU, population (including the 10 member states that joined on May 1, 2004) compared to 57.9 million as at January 1, 2004. The growth in Italy’s population was largely due to the increase in foreigners holding permits to live in Italy. Italy is the fourth most populated country in the European Union after Germany, France and the United Kingdom. According to ISTAT data, as of January 1, 2005, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the “Mezzogiorno,” had a population of approximately 20.8 million. Northern and central Italy had a population of approximately 26.5 million and 11.3 million, respectively. The breakdown of the resident population by age group, as of January 1, 2005, was as follows:

• under 20	19.1%
• 20 to 39	28.4%
• 40 to 59	27.5%
• 60 and over	25.1%

Source: ISTAT
     In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy’s fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on 2002 ISTAT data, population density is approximately 189.1 persons per square kilometer.
     Rome, the capital and largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.5 million in 2004. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1.0 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.
     Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2005 there were approximately 2.4 million foreigners holding permits to live in Italy, a 20.7 per cent increase from January 1, 2004. Foreigners holding permits to live in Italy represented 4.1 per cent of Italy’s population at January 1, 2005, compared to 3.4 per cent and 2.7 per cent as at the same date in 2004 and 2003, respectively. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002 in an attempt to control the increase of illegal immigrants. In addition in 2002, the Italian government introduced measures aimed regularizing the position of illegal immigrants. While these legislative efforts have resulted in regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.

Government and Political Parties
     Italy was originally a loose-knit collection of city-states, most of which united into one Kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.
     The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate equally share and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.
     The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.
     The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.
     Political Parties. The main political parties are grouped into two opposing coalitions: the Ulivo and the Casa delle Libertà. The Ulivo coalition was created by former Prime Minister Romano Prodi in 1995 to combine centrist and leftist forces. The Ulivo coalition currently consists of the Democratici di Sinistra, the largest political party representing Italy’s moderate leftist forces and numerous smaller political parties including center-left and leftist forces. The Casa delle Libertà was created in 1994 to combine center-right and right forces and currently consists of Forza Italia, the center-right political party led by Mr. Silvio Berlusconi, Alleanza Nazionale, representing the right led by Mr. Gianfranco Fini, the Lega Nord, the federalist party led by Mr. Umberto Bossi and other smaller political parties. Rifondazione Comunista, the communist party, is led by Mr. Fausto Bertinotti and is expected to support Ulivo at the upcoming general elections in April 2006.
     Following the general elections held on May 13, 2001, the Casa delle Libertà obtained a majority in Parliament and Mr. Berlusconi was appointed to form a new Government, which was sworn in on June 11, 2001.

     Elections. Except for a brief period, no one party has been able to command an overall majority in Parliament and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies, which was modified in December 2005. In the Senate, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system.
     In the Chamber of Deputies, votes are cast for lists of candidates presented by each party. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multiparty coalitions and single parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. In addition, a “first past the post” mechanism applies if the winning coalition does not obtain at least 340 seats (out of 630 seats) in the Chamber of Deputies. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats, it is automatically awarded as many seats as it needs to reach 340 seats. This modified voting system will be utilized for the first time in the general elections in April 2006.
     These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.
     Political Regions. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, to the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, in all areas that are not subject to exclusive competence of Parliament or in a regime of shared responsibility between Parliament and the regions, exclusive regional competence will be conferred upon request of the relevant region, subject to Parliamentary approval. In addition, in accordance with this devolution program, regions have been granted the right to levy local taxes and collect national taxes referable to their territory. A portion of these national taxes continues to accrue to a national fund to be divided among regions according to their needs.
     The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.
     Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of automatically annulling legislation to which it relates. Exceptions to this right are matters relating to taxation, as well as the State budget, the ratification of international treaties and judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union
     Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 25 current members of the EU together with Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom, as well as the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the European Union on May 1, 2004. Together, these countries had a population of approximately 457 million at the end of 2004.
     The European Union is currently negotiating the terms and conditions of accession to the EU of four candidate countries: Bulgaria, Croatia, Romania and Turkey. Bulgaria and Romania currently are scheduled to join the EU in 2007.
     The EU member states have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its member states and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.
     The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the member states to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:
•	regulations, which are EU laws directly applicable in member states;

•	directives, which set forth guidelines that member states are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.
     The Council also coordinates the broad economic policies of the member states and concludes, on behalf of the EU, international agreements with one or more States or international organizations. In addition, the Council:
•	shares budgetary authority with Parliament;

•	takes decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of member states and adopts measures in the field of police and judicial cooperation in criminal matters.
     Decisions of the Council are taken by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:
•	Germany, France, Italy and the United Kingdom will each have 29 votes;

•	Spain and Poland each have 27 votes;

•	the Netherlands have 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria and Sweden each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.
     Generally decisions of the Council are taken by qualified majority, which is achieved if:
•	a majority of member states (in certain cases, a two-thirds majority of member states) approves the decision; and

•	votes representing at least 72.3 per cent of all votes is cast in favor of the decision.

     The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:
•	it shares with the Council the power to adopt directives, regulations and decisions;

•	it shares budgetary authority with the Council, and can therefore influence EU spending; and

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.
     Each member state is allocated the following number of seats in Parliament:

	1999-2004	2004-2007

Austria	21	18
Belgium	25	24
Cyprus	—	6
Czech Republic	—	24
Denmark	16	14
Estonia	—	6
Finland	16	14
France	87	78
Germany	99	99
Greece	25	24
Hungary	—	24
Ireland	15	13
Italy	87	78
Latvia	—	9
Lithuania	—	13
Luxembourg	6	6
Malta	—	5
Netherlands	31	27
Poland	—	54
Portugal	25	24
Slovakia	—	14
Slovenia	—	7
Spain	64	54
Sweden	22	19
United Kingdom	87	78

Total	626	732

     The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 25 members, one appointed by each member state for a five-year term.
     Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving member states, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.
     Other Institutions. Other institutions that play a significant role in the European Union are:
•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting EU objectives by providing long-term finance for specific capital projects.
Membership of International Organizations
     Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY
General
     According to OECD data published in November 2005, the economy of Italy, as measured by 2004 GDP, is the sixth largest in the world, after the United States, Japan, Germany, the United Kingdom and France.
     The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP,” grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year, compared with 2.2 per cent per year for the European Union.
     The 1990s marked Italy’s period of slowest economic growth since World War II. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.6 per cent per year during the period 1996 through 1999, compared to 2.3 per cent in the 12 country euro zone during the same period.
     The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 1995 through 2004.
Annual Per Cent Change in Real GDP

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Italy	2.9	1.1	2.0	1.8	1.7	3.0	1.8	0.4	0.3	1.2
euro area(1)	2.3	1.4	2.4	2.8	2.8	3.6	1.6	0.9	0.5	2.1

(1)	The euro area represents the countries participating in the EMU.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

     The growth gap between other European countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-East Asia, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.
     Italy’s real GDP growth rate increased in the second half of 1999 and in 2000 due to improving exports, industrial production and growing domestic demand. The decrease in growth experienced in 2001, 2002 and 2003 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a rise in petrol prices in 2000, a slowdown in domestic private sector consumption and investments and a decrease in net exports. The increase in growth in 2004 was lower than the average recorded in the euro area, mainly due to a slowdown in internal consumption and fixed investment and the decrease in exports recorded during the second half of the year.
     The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. General government net borrowing was reduced to 2.8 per cent of GDP in 1998, mainly due to an increase in general government revenues resulting from the improving economy. Since 1998, Italy has failed during four years (2001, 2003, 2004 and 2005) to maintain general government net borrowing as a percentage of GDP under the 3 per cent reference value set by the Maastricht Treaty. In the remaining years it satisfied the Maastricht Treaty criteria, largely as a result of extraordinary one-off measures, such as the sale of UMTS licenses in 2000 and the disposal of state-owned real estate in 2001 and 2002 and receipts from the tax amnesty introduced in 2003. See “Public Finance — Measures of Fiscal Balance.”
     A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Government debt fell relative to GDP between 1994 and 2004; however, it remains above the 60 per cent debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP was 108.3 per cent in 2002, 106.8 per cent in 2003, 106.6 per cent in 2004 and, based on the Quarterly Cash-Flow Report published on April 5, 2006, 106.4 per cent in 2005. Under the 2006-2009 Program Document, the debt-to-GDP ratio is projected to fall to 100.9 per cent in 2009.
     Historically, Italy has had a high but declining savings rate. As a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.8 per cent in the period from 1981 to 1990 and 24.1 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income averaged 19.4 per cent in the period from 2001 to 2004. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.

     The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern Italy. According to the Bank of Italy, the per capita GDP of the Mezzogiorno was 57.8 per cent of the per capita GDP of northern Italy in 1989 and declined progressively to 57.0 per cent in 2000. The marked regional divide in Italy is also evidenced by a difference in unemployment rates. While unemployment in the north of Italy declined from 6.6 per cent in 1998 to 4.3 per cent in 2004, well below the average unemployment rate of countries in the euro area of 10.0 per cent in 1998 and 8.8 per cent in 2004, the unemployment rate in the Mezzogiorno was 19.6 per cent in 1998 and 15.0 per cent in 2004.
     After increasing modestly from 1995 to 1998, employment grew faster from 1999 through 2004. Employment for the year ended December 31, 2004 grew by approximately 76,000 labor units, or 0.3 per cent. See “— Employment and Labor.”
     Inflation, as measured by the harmonized consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 2.3 per cent for the year ended December 31, 2004. See “— Prices and Wages.”
2005 Developments
     Italy’s real GDP remained unchanged, compared to the previous year, based on the Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa) submitted to the Government and Parliament by the Ministry of Economy and Finance on April 5, 2006. Italy’s seasonally adjusted average unemployment rate was stable at 7.7 per cent during the last three quarters of 2005, from 7.8 per cent during the first quarter of 2005. Consumer prices, as measured by the harmonized EU consumer price index, increased at an annual rate of 2.0 per cent during the twelve months ended December 30, 2005.
Gross Domestic Product
     From 1996 to 1999, average annual real GDP growth in Italy was 1.6 per cent, compared to 2.3 per cent in the euro area, reflecting a range of factors including weak demand in key European export markets, the effects of the Asian crisis in 1998, declining private consumption resulting from the elimination of incentives for car purchases introduced in 1997 and weak disposable income growth. During this period Italy also suffered the lagged effects of fiscal tightening and reform of its social security and welfare systems. In 2000, Italy’s GDP growth rose to 3.0 per cent, compared to 3.5 per cent in the 12 country euro area, as the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufacturing goods and also due to sustained internal demand and investment. Italy’s GDP growth rate in 2001 declined to 1.8 per cent but exceeded the growth rate of the euro area (1.6 per cent) for the first time since 1995. Italy’s GDP growth rate declined further to 0.4 per cent in 2002 and 0.3 per cent in 2003, the slowest growth since 1993, and rose to 1.2 per cent in 2004. The decrease in real GDP growth in 2001, 2002 and 2003 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in net exports. During 2004 and the first half of 2005, Italy continued to record weak growth, mainly due to a slowdown in internal consumption and fixed investment and a decrease in exports, while the euro area experienced substantially higher real GDP growth.

     The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.
GDP Summary

	2000	2001	2002	2003	2004
Nominal GDP (millions of €)	1,166,548	1,218,535	1,260,598	1,300,929	1,351,328
Real GDP(1) (millions of €)	1,015,077	1,032,985	1,036,945	1,039,581	1,052,308
Real GDP % Change	3.0%	1.8%	0.4%	0.3%	1.2%
Population (in thousands, as of December 31)	56,960	56,993	57,321	57,888	58,462
Nominal per capita GDP	20,480	21,380	21,992	22,473	23,115
Real per capita GDP(1)	17,821	18,125	18,090	17,958	18,000

(1)	Constant euro with purchasing power equal to the average for 1995.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004 and ISTAT data
Real GDP and Expenditures

	2000	2001	2002	2003	2004
	(euro in millions)
Real GDP	1,015,077	1,032,985	1,036,945	1,039,581	1,052,308
Add: Imports of goods and services	286,418	287,798	286,466	290,187	297,470
of which
Goods	221,639	221,185	218,140	221,361	231,585
Services	64,779	66,613	68,326	68,826	65,885
Total supply of goods and services	1,301,495	1,320,783	1,323,410	1,329,768	1,349,779
Less: Exports of goods and services	303,311	308,131	298,147	292,478	301,750

of which
Goods	240,454	244,164	236,399	231,091	239,322
Services	62,857	63,967	61,748	61,387	62,428
Total goods and services available for domestic expenditure	998,184	1,012,652	1,025,263	1,037,290	1,048,029

	2000	2001	2002	2003	2004
	(euro in millions)
Domestic expenditure
Private sector consumption	611,570	616,427	618,920	627,722	633,815
Public sector consumption	177,227	184,011	187,468	191,702	193,075

Total domestic consumption	788,797	800,438	806,388	819,424	826,890
Gross fixed investment	209,217	213,121	215,702	211,907	216,267
Changes in inventories	171	(906)	3,173	5,959	4,872

Total domestic expenditures(1)	998,185	1,012,653	1,025,263	1,037,290	1,048,029

(1)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures due to the effects of rounding.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
Real GDP and Expenditures

	2000	2001	2002	2003	2004
	(as a percentage of GDP)
Real GDP	100.0	100	100	100	100
Add: Imports of goods and services	28.2	27.9	27.6	27.9	28.3
Total supply of goods and services	128.2	127.9	127.6	127.9	128.3
Less: Exports of goods and services	29.9	29.8	28.8	28.1	28.7
Total goods and services available for domestic expenditure	98.3	98.0	98.9	99.8	99.6

Domestic expenditure
Private sector consumption	60.2	59.7	59.7	60.4	60.2
Public sector consumption	17.5	17.8	18.1	18.4	18.3
Total domestic consumption	77.7	77.5	77.8	78.8	78.6
Gross fixed investment	20.6	20.6	20.8	20.4	20.6
Changes in inventories	0.0	-0.1	0.3	0.6	0.5
Total domestic expenditure	98.3	98.0	98.9	99.8	99.6

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     Private Sector Consumption. The growth of private sector consumption, comprising the expenditure by households on goods and services other than new housing, dropped in 2001 and 2002 to 0.8 and 0.4 per cent, respectively, followed by an increase to 1.4 per cent in 2003. In 2004, private sector consumption grew by 1.0 per cent. In the euro area, private sector consumption growth dropped from 1.7 per cent in 2001 to 0.6 per cent in 2002, followed by an increase to 1.1 per cent and 1.2 per cent in 2003 and 2004, respectively. The growth of private sector consumption in Italy in 2004 reflected an increase in demand for durable goods (mainly transport equipment and high-technology products) and services (principally communications, entertainment and cultural services), partially offset by a decrease in demand for non-durable goods (principally food products). Notwithstanding the improvement in private sector consumption, consumer confidence in Italy remained low in 2004 due to uncertainties regarding Italy’s economic slowdown. Private sector consumption represented 60.2 per cent of GDP in 2004 and its contribution to real GDP growth during the same period was 0.6 per cent, compared to 0.8 per cent in 2003.

     Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, increased by 0.7 per cent in 2004, compared to 2.3 per cent in 2003. Public sector consumption represented 18.3 per cent of GDP in 2004 and its contribution to real GDP growth during the same period was 0.1 per cent, compared to 0.4 per cent in 2003.
     Gross Fixed Investment. Gross fixed investment in Italy, comprising spending on capital equipment and structures, including purchases of new housing, rose by 2.1 per cent in 2004, compared to a 1.8 per cent decrease in 2003. In the euro area gross fixed investment also increased by 2.1 per cent in 2004, compared to a 0.4 per cent decrease in 2003. Italy’s increase in gross fixed investment was principally due to low interest rates on capital borrowing and operational revenue growth in the industry sector. As a result, in 2004 Italy recorded 3.1 per cent growth in the construction sector, compared to 1.7 per cent growth in 2003, together with an increase in capital spending on machinery and equipment of 2.7 per cent, compared to a 4.2 per cent decrease in 2003. The growth in gross fixed investment was curbed by a 2.9 per cent decrease in spending on transport machinery in 2004, compared to the 6.1 per cent decrease recorded in 2003, and by a 0.8 per cent decrease of investment in non-tangible goods in 2004, compared to 0.8 per cent growth in 2003. Gross fixed investment contributed positively to real GDP growth by 0.4 per cent during 2004, compared to a negative contribution of 0.4 per cent in 2003.
     Net Exports. In 2004, Italy’s exports of goods and services increased by 3.2 per cent, compared to a 1.9 per cent decline in 2003, while imports of goods and services rose by 2.5 per cent, compared to a 1.3 per cent increase in 2003. This growth in Italian exports was lower than the 6.8 per cent average growth recorded in the rest of the euro area. Net exports accounted for 0.4 per cent of GDP in 2004, compared to 0.1 per cent in 2003. In 2004, net exports contributed positively, by 0.2 per cent, to real GDP growth.

     Regional GDP. In the period between 1996 and 2004, average annual GDP growth in southern Italy was 1.7 per cent, faster than the 1.4 per cent growth experienced by northern and central Italy. In 2001 GDP grew by 1.8 per cent in northern and central Italy compared to 1.9 per cent growth in southern Italy. Northern and central Italy GDP growth was 0.2, 0.3 and 1.4 per cent in 2002, 2003 and 2004, respectively, while southern Italy GDP growth was 0.7, 0.4 and 0.8 per cent, respectively, in those years.
     In 2000, the per capita GDP of the Mezzogiorno was 57 per cent of that of the rest of Italy. Irregular workers (unregistered workers and registered workers with unregistered second jobs) in the Mezzogiorno were estimated to constitute a significant proportion of the overall workforce in industry and services available in that region. The Annual Financial Law for 2001 extended until 2005 lower social security charges for employers, aimed at reducing the number of irregular workers.
     GDP Growth. Structural shortcomings have hindered Italy’s productivity. Italy’s share of goods with low value added and high price elasticity is higher than that of any other large industrialized country. As a result, it is more exposed to competition from emerging economies. This was particularly evident in 1997 and 1998 when world prices for goods produced in Asia fell sharply. In addition, most output is produced by small firms that cannot achieve economies of scale in production. During late 1999 and 2000, however, the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufactured goods. Exports growth slowed down in 2001 and exports declined in 2002 and 2003 due to the fall in worldwide demand and the continuing loss in competitiveness of Italian products. In 2004, exports grew at a rate of 3.2 per cent due to an increase in worldwide demand.
     Based on the Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa) submitted to the Government and Parliament by the Ministry of Economy and Finance on April 5, 2006, GDP growth rate for 2005 was 0.0 per cent, while the estimate for 2006 is 1.3 per cent. An improvement in the outlook for recovery in GDP growth depends on the successful adoption of Government designed policies to:
•	promote investments in infrastructure and strategic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve private sector purchasing power; and

•	undertake structural measures to contain the growth of government expenditure.

     Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries.
     In December 2001, Parliament enacted Law No. 443/2001 (the “Strategic Infrastructure Law”) which provides the government with special powers for the planning and realization of those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In order to implement this strategy the government incorporated Infrastrutture S.p.A., a wholly owned joint stock company, which is in charge of providing long-term project financing to private sector entities responsible for the realization and management of these projects.
     Also in December 2001, the government approved its first infrastructure program under the Strategic Infrastructure Law. Under this program, investments between 2002 and 2012 were projected to total approximately €125 billion, 45 per cent of which was to be in the Mezzogiorno, including in roadways, railways, mass transport and water supply systems.
     In each of the last four years, the Government announced plans in its Program Document to increase public infrastructure investment in order to decrease the logistical constraints on the expansion of trade, improve the provision of services essential to the growth of Italian firms and reduce the geographical disparities between the north and the south of Italy, which discourage private investment.

Principal Sectors of the Economy
     The following tables set forth real GDP by sector and the proportion of such sector of real GDP for the periods indicated.

Real GDP at Market Prices by Sector

	2000		2001		2002		2003		2004
	€ in	% of	€ in	% of	€ in	% of	€ in	% of	€in	% of
	millions	Total	millions	Total	millions	Total	millions	Total	millions	Total
Agriculture, fishing and forestry	28,219	2.8	28,093	2.7	26,969	2.6	25,572	2.5	28,338	2.7
Industry
Manufacturing	233,464	23.0	232,810	22.5	229,868	22.2	227,771	21.9	227,462	21.6
Construction	48,811	4.8	50,315	4.9	51,615	5.0	52,801	5.1	54,234	5.2
Extractive industries and production and distribution of energy, gas, steam and water	31,907	3.1	32,179	3.1	32,531	3.1	34,230	3.3	34,923	3.3
Total industry	314,182	31.0	315,304	30.5	314,014	30.3	314,802	30.3	316,619	30.1
Market Services
Commerce and repairs	131,860	13.0	134,403	13.0	133,326	12.9	133,734	12.9	136,517	13.0
Hotels and restaurants	33,653	3.3	34,535	3.3	34,181	3.3	34,044	3.3	33,587	3.2
Transport and communications	67,506	6.7	72,294	7.0	73,481	7.1	73,752	7.1	75,156	7.1
Financial services	65,655	6.5	65,314	6.3	63,531	6.1	64,098	6.2	62,900	6.0
IT, research and professional activity	98,121	9.7	104,349	10.1	111,017	10.7	113,650	10.9	113,213	10.8
Real estate leases	83,716	8.2	84,965	8.2	85,445	8.2	86,186	8.3	87,187	8.3
Total market services	480,511	47.3	495,860	48.0	500,981	48.3	505,464	48.6	508,560	48.3
Non-market Services
Public administration	48,516	4.8	48,972	4.7	48,862	4.7	49,436	4.8	49,947	4.7
Education	41,769	4.1	41,880	4.1	42,238	4.1	42,558	4.1	42,999	4.1
Public health and social services	42,144	4.2	44,796	4.3	46,502	4.5	47,160	4.5	49,047	4.7
Household services	7,191	0.7	7,380	0.7	7,504	0.7	7,666	0.7	7,711	0.7
Other services	38,833	3.8	39,095	3.8	39,135	3.8	39,123	3.8	41,465	3.9
Total non-market services	178,453	17.6	182,123	17.6	184,241	17.8	185,943	17.9	191,169	18.2
Value added at market prices	1,001,366	98.6	1,021,380	98.9	1,026,207	99.0	1,031,781	99.2	1,044,686	99.3
GDP at market prices	1,015,077	100	1,032,985	100	1,036,945	100	1,039,581	100	1,052,308	100

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

Real GDP Growth by Sector

	2000	2001	2002	2003	2004
	%	%	%	%	%
Agriculture, fishing and forestry	(2.9)	(0.4)	(4.0)	(5.2)	10.8
Industry
Manufacturing	2.0	(0.3)	(1.3)	(0.9)	(0.1)
Construction	3.5	3.1	2.6	2.3	2.7
Extractive industries and production and distribution of energy, gas, steam and water	(0.1)	0.9	1.1	5.2	2.0
Total industry	2.0	0.4	(0.4)	0.3	0.6
Market Services
Commerce and repairs	5.0	1.9	(0.8)	0.3	2.1
Hotels and restaurants	8.1	2.6	(1.0)	(0.4)	(1.3)
Transport and communications	6.1	7.1	1.6	0.4	1.9
Financial services	9.5	(0.5)	(2.7)	0.9	(1.9)
IT, research and professional activity	9.3	6.3	6.4	2.4	(0.4)
Real estate leases	(1.7)	1.5	0.6	0.9	1.2
Total market services	5.6	3.2	1.0	0.9	0.6
Non-market Services
Public administration	(0.2)	0.9	(0.2)	1.2	1.0
Education	(0.3)	0.3	0.9	0.8	1.0
Public health and social services	4.8	6.3	3.8	1.4	4.0
Household services	2.8	2.6	1.7	2.2	0.6
Other services	(0.3)	0.7	0.1	0.0	6.0
Total non-market services	1.0	2.1	1.2	0.9	2.8
Value added at market prices	3.4	2.0	0.5	0.5	1.3
GDP at market prices	3.0	1.8	0.4	0.3	1.2

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
Role of the Government in the Economy
     State-owned enterprises historically have played a significant role in the Italian economy. The State participates in the energy, banking, shipping, transportation and communications industries, among others, through its shareholdings in Alitalia S.p.A. (“Alitalia”), Ente Nazionale Idrocarburi S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises.” The contribution of government-owned enterprises (either wholly owned or in which participations are held) to GDP has fallen significantly since the commencement in the early 1990’s of privatizations of these enterprises. See “Public Finance — Privatization Program.”

Services
     In 2004, services represented 66.5 per cent of GDP and 66.1 per cent of total employment. Among the most important service sectors are:
•	commerce, hotels and restaurants, which accounted for 16.2 per cent of GDP in 2004;

•	information technology, research and professional services, which accounted for 10.8 per cent of GDP in 2004;

•	transport and communications, which accounted for 7.1 per cent of GDP in 2004; and

•	real estate leases, which accounted for 8.3 per cent of GDP in 2004.
     Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government and have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or privatized.
     Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that in part are managed and maintained by Costruzioni e Concessioni Autostrade S.p.A. (“Autostrade”), Italy’s largest motorway company, which was fully privatized in March 2000. Autostrade manages approximately 3,400 kilometers, of the approximately 6,500 kilometer system of motorways, under a twenty-year concession granted by ANAS. Toll motorways represent approximately 84.6 per cent of the total motorway network.
     Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. There are approximately 22,200 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2004, Italian railways carried approximately 23.3 billion tons-km of freight and recorded 47.5 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high pay and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve its efficiency, expand the network and upgrade existing infrastructure.

     In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato S.p.A. or FS, with greater autonomy over investment, decision-making and management. In 2004 the total annual capital expenditure in fixed assets by Ferrovie dello Stato totaled €8,500 million, compared to €2,720 million in 1997. In 2004 Ferrovie dello Stato recorded a consolidated loss of €125 million, compared to profits of €31 million in 2003 and €77 million in 2002. In response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato: Trenitalia S.p.A., managing the transportation services business and Rete Ferroviaria Italiana S.p.A. (“RFI”) managing railway infrastructure components and the efficiency, safety and technological development of the network.
     The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of October 30, 2005, 40 licenses had been granted to international operators.
     Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way.
     La Spezia and Genoa are the two largest Mediterranean ports for container shipping. During the late 1990s, Istituto per la Ricostruzione Industriale or IRI, a State holding company, completed the privatization of its international maritime companies. Tirrenia, a state-owned company, operates ferry operations and regional maritime activities.
     Alitalia, Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Currently, 37.7 per cent is owned by the public with the remainder held by the Ministry of Economy and Finance. In 2004, Alitalia recorded losses of approximately €812 million, compared to losses of approximately €520 million in 2003 and a net profit of approximately €93 million in 2002. Due to its financial difficulties, in early 2004 Alitalia entered into negotiations with the State and with trade union representatives in order to agree on a corporate and financial restructuring plan, which was finally approved by its Board of Directors on September 20, 2004 for the period 2005-2008.
     Passenger air traffic in Italy is concentrated, with 53.8 per cent of all air traffic in 2003 attributable to Ciampino and Fiumicino airports in Rome and Linate and Malpensa airports in Milan.

     Communications. In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or AGCOM), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.
     Italy’s telecommunications market is one of the largest in Europe, utilizing an aggregate of approximately 27.9 million fixed lines and 62.7 million mobile telephone lines as of December 31, 2004. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997 and later acquired by Olivetti in 1999, remains the largest operator, but is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized.
     In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (TIM) was spun-off from Telecom Italia and publicly listed; however, in 2004, in furtherance of a restructuring plan aimed, inter alia, at strengthening its position in the market, TIM merged into Telecom Italia. The Government also granted mobile licenses to other mobile operators. TIM remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group) and Wind.
     In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was effected by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised €13,815 million through the UMTS license auction.
     Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 43.9 per cent in 2005 while the proportion of PCs connected to the Internet increased to 34.5 per cent in 2005 from 2.3 per cent in 1997.
     Tourism. Tourism is an important sector of the Italian economy. In 2004, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €12.2 billion, representing a 22.7 per cent increase from net tourism revenues in 2003. This reflected a decrease in spending by Italian tourists abroad of 9.4 per cent while spending by foreign visitors in Italy increased by 3.8 per cent. In 2004 the numbers of Italians traveling abroad decreased by 15.4 per cent, while the number of foreigners traveling in Italy decreased by 8.3 per cent. See “The External Sector of the Economy — Current Account.”
     Financial Services. Historically, a significant portion of Italy’s domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5 per cent in 1995 to 38.0 per cent in 2003, while the percentage allocated to bonds decreased from 30.6 per cent in 1995 to 18.7 per cent in 2003. This shift generated a substantial increase in fee income for financial institutions. In 2004, investment in holdings of foreign assets, investment fund units and shares decreased to 37.8 per cent of domestic investment, while the proportion of domestic investment allocated to bonds rose to 19.3 per cent.
     Share prices rose in Italy in 2004. The Italian stock exchange recorded a 17 per cent average increase in share prices, compared to increases of 9 per cent in the United Kingdom, 7 per cent in France and 8 per cent in Germany.
     Italian household indebtedness as a percentage of GDP grew from 23 per cent in 1995 to 34 per cent in 2003. However, it remains lower than in other comparable countries in the EU such as Germany, France and the United Kingdom, which registered household indebtedness as a percentage of GDP of 73 per cent, 49 per cent and 97 per cent, respectively, in 2003. Bank lending to Italian residents generally has increased since 1997, accommodating economic expansion. The rate of growth in bank lending was 6.7 per cent in 2003 and 2004. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”
Manufacturing
     In 2004, the manufacturing sector represented 21.6 per cent of GDP and 20.7 per cent of total employment. In 2004, manufacturing output decreased by 0.1 per cent, compared to a 0.9 per cent decrease registered in 2003.
     Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.
     The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Finmeccanica (aeronautics, helicopters, space and defense), Ferrero (food) and Benetton (clothing). These companies export a significant share of their output and have significant market shares in their respective product markets in Europe.
     Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally have been higher than those of their smaller counterparts. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.
     Traditionally, investments in research and development (R&D) activities have been very limited in Italy.

     Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy decreased from 1.13 per cent of GDP in 1993 to 1.00 per cent in 1995 and rose back to 1.16 per cent in 2002. This compares to total R&D spending as a percentage of GDP in 2002 of 2.52 per cent in Germany, 2.20 per cent in France, 1.83 per cent in the EU (including the ten EU member states which joined in May, 2004), 2.67 per cent in the United States and 3.12 per cent in Japan.
     The following table shows industrial production by sector for the years indicated:
Industrial Production by Sector
(Index: 2000 = 100)

	2000	2001	2002	2003	2004
Energy products	100	99.6	103.8	108.2	110.2
Minerals, ferrous and non-ferrous metals	100	99.6	98.1	98.5	99.4
Chemicals and pharmaceutical products	100	97	100.7	98.2	100.6
Metal products	100	101.3	98	99.5	101
Agricultural and industrial machinery	100	101.5	101.7	96.9	97.8
Precision instruments and machines	100	97.6	91.7	83.8	83.8
Transport equipment	100	96.2	91.8	86.6	86
Food and tobacco	100	103.7	104.9	107	106.6
Textiles and clothing	100	99.5	91.8	88.5	84.8
Wood and wood products	100	100.7	100.1	98.3	100.8
Paper and paper products	100	98.4	99.1	100.9	107.3
Rubber and plastic materials	100	98.4	94.9	94.9	94.7
Other industrial products	100	101	98.4	88.4	88.3

Aggregate Index	100	99.4	97.8	96.8	97.3

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
Energy Production
     The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, increased by 1.1 per cent in 2004, compared to a 4.0 per cent increase in 2003. The increase of energy demand was due to an increased demand for industry (1.5 per cent), transportation (1.6 per cent) and “other uses” (5.6 per cent), partially offset by a decrease in demand for heating and agriculture (0.5 and 2.9 per cent, respectively).

     In 2004, oil represented 45.4 per cent of Italy’s primary energy consumption, with natural gas accounting for 33.9 per cent, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 7.2 per cent, solid combustibles accounting for 8.7 per cent and net purchased electricity accounting for 5.1 per cent.
     In 2004, Italy imported 94.2 per cent of its oil requirements and 83.7 per cent of its natural gas requirements. The only other significant imported energy source is coal. A referendum held in 1987 rejected the use of nuclear power in Italy.
     The domestic energy industry consists primarily of ENI and ENEL. ENI, 20.32 per cent owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.
     ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. The Government owns 21.87 per cent of the share capital of ENEL directly and 10.35 per cent through Cassa Depositi e Prestiti S.p.A., which is 70 per cent owned by the Government. Domestic capacity is insufficient to meet current demand and Italy imports a portion of its electricity requirements.
     The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2004 natural gas sales by ENI accounted for about 67.6 per cent of domestic consumption. A Government Decree issued in May 2000 in line with European Directives, provided for a partial liberalization of the natural gas market. Pursuant to that decree after January 1, 2003, no single operator could have a 50 per cent or higher market share of the Italian natural gas market and no single operator would be allowed to control more than 75 per cent of gas imports, with this ceiling subject to a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Authority, ENI sold a 40.2 per cent stake in the share capital of its distribution subsidiary, SNAM Rete Gas, through an initial public offering in December 2001 and a further 9.1 per cent interest in March 2004.
     In recent years, the Italian electricity sector has undergone significant changes. A Government decree issued in 1999, known as the Bersani Decree, established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds, while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers. In particular, the Bersani Decree and the subsequent implementing regulations:

•	liberalized, as of April 1, 1999, the generation, import and export of electricity;

•	liberalized the sale of electricity to consumers meeting certain consumption thresholds, or “Eligible Customers,” who may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and provided that other consumers, or “Non-Eligible Customers,” would have to purchase electricity from the distributor serving the area in which they are located and pay tariffs determined by the Electricity and Gas Authority;

•	provided that after January 1, 2003, no electricity company is allowed to produce or import more than 50 per cent of the total of imported and domestically produced electricity in Italy;

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

•	provided for the creation of the Borsa dell’Energia Elettrica, or pool market for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer participate, with prices being determined through a competitive bidding process;

•	provided for the creation of the Gestore del Mercato, or Market Operator, charged with managing the pool market;

•	provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

•	provided that management and operation of the national transmission grid is licensed to an independent system operator, the Gestore della Rete or System Operator, with owners of the transmission grid such as Terna S.p.A. (formerly owned by ENEL) retaining ownership of the grid assets; and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.
     In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos); representing approximately 25 per cent of ENEL’s generation capacity. In September 2001 a consortium led by Endesa, a Spanish utility, acquired Elettrogen, the second largest Genco, with a total generation capacity of 5,400 MW. In May 2002 Edipower S.p.A., a consortium led by Edison S.p.A. acquired Eurogen, the largest Genco with a total generation capacity of 7,000 MW. In November 2002, a consortium comprising Acea S.p.A., Electrobel S.p.A. and Energia Italiana acquired Interpower, the third Genco, with a total generation capacity of 2,611 MW.
     Effective January 1, 2000, a new tariff regime, subsequently amended, significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.

     Terna S.p.A., formerly controlled by ENEL, owns and operates approximately 94 per cent of the transmission assets of Italy’s national electricity grid, which was operated by the System Operator until October 31, 2005. In accordance with a governmental decree, enacted in May 2004, and pursuant to an agreement entered into in February 2005, the System Operator transferred to Terna the responsibility to manage the national transmission grid and the related assets with effect from November 1, 2005. In addition, following the effectiveness of this transfer, ENEL is no longer entitled to control more than 5 per cent of the voting rights for the appointment of Terna’s directors. ENEL has complied with its obligation to reduce its holding in Terna to no more than 20 per cent by July 1, 2007. In June 2004, ENEL sold a 50 per cent interest in Terna through an initial public offering. A further 13.86 per cent interest was sold in March 2005 through an accelerated bookbuilding process. In May 2005, ENEL entered into an agreement with Cassa Depositi e Prestiti S.p.A. for the sale of most of its remaining shares in Terna to the Cassa (approximately 30 per cent).
     In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive retains the main principles of the EU directive issued in December 1996, commonly referred to as the Electricity Directive, which it replaces. It enables all consumers to freely choose their electricity supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduced new definitions of public service obligations and security of supply, established a regulator in all EU member states with well defined functions and requires legal unbundling of network activities from generation and supply. The Regulation establishes common rules for cross-border trade in electricity and lays down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management. More detailed rules can be issued by the EU Commission acting together with a special committee.
Construction
     In 2004, construction represented 5.2 per cent of GDP and 7.3 per cent of total employment. In 2003 and 2004, construction activity grew by 2.3 and 2.7 per cent, respectively. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, increased by 3.1 per cent in 2004, compared to 1.7 per cent in 2003 and 3.2 per cent in 2002.
Agriculture, Fishing and Forestry
     In 2004, agriculture, fishing and forestry accounted for 2.7 per cent of GDP and 5.2 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.
Employment and Labor
     General. Job creation has been and continues to be a key objective of the Government. Employment as measured by the average number of standard labor units employed during the year increased cumulatively by approximately 6.0 per cent from 1999 to 2004. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. This increase was largely attributable to increases in part-time and temporary employment. Following a 1.3 per cent growth in average employment in 2002 and a 0.4 per cent growth in 2003, average employment grew by 0.8 per cent in 2004. The unemployment rate has decreased every year since 1999 reaching 8.0 per cent for the year ended December 31, 2004.
     The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the last five years.
Employment

	2000	2001	2002	2003	2004
	(Average over the year)
Employment in standard labor units (% change on prior year)	1.75	1.64	1.25	0.43	0.79
Participation rate (%)(1)	61.0	61.6	62.1	62.9	62.5
Unemployment rate (%)(2)	10.1	9.1	8.6	8.4	8.0

(1)	Participation rate of population aged 15-64.

(2)	Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     Employment by sector. Of the total employed workforce in 2004, approximately 66.1 per cent were employed in the service sector, 21.3 per cent were employed in industry (other than construction), 7.3 per cent worked in the construction sector, and 5.2 per cent worked in agriculture.

     In 2004, average employment in industry, excluding construction, decreased slightly, by 0.4 per cent. Historically, a declining trend of employment levels in the industry sector began in the 1980s with employment in industry decreasing from 23.0 per cent of the total workforce in 1994 to 21.3 per cent in 2004, principally reflecting a decline in employment in the manufacturing sector.
     In 2004, average employment in agriculture, forestry and fishing increased slightly, by 0.4 per cent. Average employment in agriculture, forestry and fishing has declined constantly since World War II except in 2001 and 2004. Employment in the agriculture sector declined from 7.5 per cent in 1994 to 5.2 per cent in 2004.
     The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 62.7 per cent of the total workforce in 1994 to 66.1 per cent in 2004. The growth was mainly attributable to business and household services, with all service sectors other than public administration, transportation, communications, financial services and education experiencing employment growth.
     Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy, and in 2004, was 15.0 per cent compared to 6.5 per cent in central Italy and 4.3 per cent in northern Italy. The unemployment rate in central and northern Italy declined steadily between 1995 and 2002, remaining substantially stable thereafter, while unemployment in southern Italy has fluctuated, increasing from 1994 to 1999 and decreasing by 4.6 per cent from 1999 to 2004.
     While unemployment for women in Italy historically has been substantially higher than for men, it has decreased at a faster rate (from 14.8 per cent in 1999 to 10.5 per cent in 2004) than for men (from 8.4 per cent in 1999 to 6.3 per cent in 2004). This is in part attributable to the substantial growth in female participation in the labor force, particularly among women aged 25-54. The proportion of economically active women increased from 44.3 per cent in 1995 to 50.6 per cent in 2004, while the participation rate of men increased from 72.5 per cent in 1995 to 74.5 per cent in 2004. Participation rates for women over age 40 and for women in southern Italy are significantly below European averages.

     The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 and 2002 may partly be attributable to the “emergence” of workers that were not previously accounted for in national statistics. According to ISTAT data in 2003 the hidden economy was estimated to equal between 14.8 per cent (equal to €193 billion) and 16.7 per cent (equal to €217 billion) of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.
     Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, including programs that provide money for job training, particularly in southern Italy, and certain incentives to companies that hire young workers. The Government’s target set forth in the 2006-2009 Program Document is to reduce unemployment to 7.7 per cent by 2009. During the period 2001-2005, the Government introduced tax incentives for employers in order to promote full-time permanent employment. Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations.
     Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 12 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to 227.6 million hours in 2004.
     Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributed to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions, from 116.6 million in the period 1978-82 to 43.6 million in the period 1983-90 and 50.2 million in the period from 1991-1997. In the period from 1998-2001, an average of approximately 5.9 million person-hours per year were lost to strikes. In 2002, 2003 and 2004, however, 34 million, 13.1 million and 4.8 million person-hours, respectively, were lost to strikes, principally due to protests against Government reforms and international policy.
Prices and Wages
     Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

     Wages, as measured by gross earnings per standard labor unit increased by an average of 3.0 per cent for the entire economy in 2004 compared with an increase of 3.3 per cent in 2003 and 2.6 per cent in 2002. As in previous years, during 2004 the growth was larger in the public service sector than in private sectors (4.0 and 2.6 per cent, respectively). Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 2.9 per cent in 2004, compared to 3.8 per cent in 2003. Labor costs per product unit, or LCPU, increased by 2.3 per cent in 2004, compared to 3.9 per cent in 2003, due to a 0.5 per cent increase in labor productivity in 2004, compared to a decrease of 0.1 per cent in 2003. LCPU growth remains higher than in other major European countries.
     Prices. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2003 and 2004, the inflation rate in the euro area as measured by the European Union harmonized consumer price index remained stable at 2.1 per cent. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”
     Inflation in Italy, as measured by the harmonized consumer price index was 2.3 per cent in 2004, compared to 2.8 per cent in 2003. The 2004 figure was principally attributable to a slowdown in the growth of prices of unprocessed foods and energy and in the growth of the core inflation index (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products), driven by a slowdown in the growth of prices of services.

     The following table illustrates trends in prices and wages for the periods indicated:
Prices and Wages

	2000	2001	2002	2003	2004
	(per cent)
Cost of Living Index(1)	2.6	2.7	2.4	2.5	2.0
Harmonized Consumer Price Index(1) (2)	2.6	2.7	2.6	2.8	2.3
Core Inflation Index(3)	1.9	2.4	2.8	2.6	2.3
Change in per capita wages	3.1	3.2	2.5	3.8	2.9
Change in unit labor costs(4)	0.7	2.8	3.2	3.9	2.3

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(4)	Unit labor costs are per capita wages reduced by productivity gains.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

MONETARY SYSTEM
          The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.
Monetary Policy
          The European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece joined the EMU on January 1, 2001.
          The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU member states. The Eurosystem is formed by the 12 national central banks in the euro area and the ECB. So long as there are EU member states that have not yet adopted the euro (currently Cyprus, the Czech Republic, Denmark, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia, Slovenia, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 25-country ESCB. The thirteen national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.
          The Eurosystem is principally responsible for:
•	defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.
          The ESCB is governed by the decision-making bodies of the ECB which are:
•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 12 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

•	the General Council, composed of the President and the Vice-President of the ECB and the governors of the 25 national central banks of the EU member states. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU member states that have not adopted the euro.
     The ECB is independent of the national central banks and the Governments of the member states and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member states that have adopted the euro, pro-rated to the GDP and population of each such member state. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had paid up capital of approximately €4 billion at December 31, 2004, of which approximately €726.3 million, or 17.8 per cent, was subscribed by the Bank of Italy.
     The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks and banker to the Treasury. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2004 of €163.0 billion.
     The ECB’s Monetary Policy. The primary objective of the ESCB is to maintain price stability. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.
     The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.
     The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

     The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.
     ECB Interest Rates. The minimum bid rate on the main refinancing operations was subsequently raised on several occasions in 2000 to 4.75 per cent on August 31 reflecting concern over the risks to price stability (since June 2000, main refinancing operations have been conducted on the basis of variable rate tenders). As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively in June 2003. These rates remained unchanged until December 2005. The Governing Council raised interest rates by 25 basis points in December 2005 and in March 2006, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 2.50 per cent, 3.50 per cent and 1.25 per cent, respectively.
     The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from February 4, 2000 to March 10, 2006.

		Main Refinancing Operations
	Deposit Facility	Fixed rate	Variable rate tenders	Marginal lending facility
Effective Date	% interest rate	tenders	– minimum bid rate	% interest rate
2000
Feb 4	2.25	3.25		4.25
Mar 17	2.50	3.50		4.50
Apr 28	2.75	3.75		4.75
Jun 9	3.25	4.25		5.25
Jun 28	3.25		4.25	5.25
Sep 1	3.50		4.50	5.50
Oct 6	3.75		4.75	5.75
2001
May 11	3.50		4.50	5.50

		Main Refinancing Operations
	Deposit Facility	Fixed rate	Variable rate tenders	Marginal lending facility
Effective Date	% interest rate	tenders	– minimum bid rate	% interest rate
Aug 31	3.25		4.25	5.25
Sep 18	2.75		3.75	4.75
Nov 9	2.25		3.25	4.25
2002
Dec 6	1.75		2.75	3.75
2003
Mar 7	1.50		2.50	3.50
June 6	1.00		2.00	3.00
2005
Dec 6	1.25		2.25	3.25
2006
Mar 8	1.50		2.50	3.50

Source: European Central Bank
     ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001 and since then has remained above the reference rate. It grew to 7.6 per cent through December 2001, declined slightly to 6.9 per cent through December 2002, grew sharply in the first half of 2003 to over 8.0 per cent and subsequently declined to 7.5 per cent through December 2003 and 6.6 per cent through December 2004 and remained substantially unchanged through the first quarter of 2005. The growth of M3 through the first half of 2003 was mainly due to shifts in portfolios to more liquid assets resulting from continued uncertainty in financial markets, international political tensions and low long-term and short-term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased to a twelve month growth of 4.7 per cent in 2002, compared to 6.7 per cent in 2001. The slowdown in M3 growth recorded from the second half of 2003 to the first quarter of 2005 was mainly attributable to the increased stability of the financial markets, with a resulting decrease in the proportion of liquid assets in investor portfolios and increasing investment in the equity markets and long-term debt investments. The effects of this trend were partially offset by higher investment in money market fund shares. The slowdown in M3 growth during this period was partially offset by a reduction in the spread between long and short term interest rates, which resulted in a growth in the proportion of short term deposits and repurchase agreements.
Exchange Rate Policy
     Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The European Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation
     Regulatory Framework. Italian banks are generally organized as joint stock companies and fall into one of the following categories:
•	joint stock companies owned directly or indirectly by the private or public sector or by public foundations;

•	co-operative banks; or

•	institutions that provide centralized management services to other, usually small-sized banks.
Subject to the principle of “home country control,” non-Italian EU banks may carry out banking business and business activities in Italy that are integral to banking as described in Directive No. 2000/12/EC, as amended, or the EU Banking Directive. Under the principle of “home country control,” a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those banking activities described in the EU Banking Directive that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank.
     Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry has been highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:
•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.
     The effect of the Amato Law, the Dini Directive, the Ciampi Law and the implementation of the EU Directives has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.
     The Amato Law. The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:
•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure; and

•	Consolidations were encouraged through tax incentives.

     The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate to the role of supervisory authorities, investment in banks, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision (in particular on a consolidated basis), special bankruptcy procedures for banks, the supervision of financial companies and the approval of securities offerings to be made in Italy. Banking activities may be performed by a single category of banks, which may collect demand and savings deposits from the public, issue bonds and extend medium- and long-term credit, subject to regulations issued by the Bank of Italy. Furthermore, subject to their respective by-laws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.
     The Consolidated Banking Law was amended by Legislative Decree No. 37 of February 6, 2004 and Legislative Decree No. 310 of December 28, 2004 in order to coordinate its provisions regarding bank institutions with the provisions of Legislative Decree No. 6 of January 17, 2003, which introduced the corporation law reform. The amendments to the Consolidated Banking Law included, among others, amendments relating to the duties and responsibilities of the administrative and supervisory bodies of the companies set by the new models of corporate governance.
     The Dini Directive. Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations to either reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.
     The Ciampi Law. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:
•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;
•	disposition of any remaining controlling participation in banks or financial institutions by 2006; and
•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP) to those foundations that disposed of their controlling stakes in banks by May 2003.
     The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and aimed at reorganizing laws governing the securities market and publicly traded companies. While the Draghi Law did not amend Italian legislation governing the banking industry, it is generally applicable to Italian public companies. In particular, the Draghi Law introduced new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the duration of shareholder agreements, with the objective of protecting minority shareholders in general.
     Supervision. The regulation of Italian banks is conducted by the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or CICR), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of regulation are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.
     The CICR. The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. The CICR establishes the general guidelines that the Bank of Italy must follow when adopting regulations applicable to banks. The CICR has wide-ranging powers to make policies and issue guidance in banking regulation, acting upon proposals of the Bank of Italy.

     The Ministry of Economy and Finance. The Ministry has broad powers in relation to banking and financial activities. It authorizes the establishment in Italy of the first branch of non-EU banks, sets eligibility standards to be met by holders of equity interests in the share-capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that impose administrative sanctions against banks and their managers and place banks in involuntary liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria).
     The Bank of Italy. The Bank of Italy implements the policies set forth by the CICR by adopting regulations and compliance instructions. The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk exposure, the taking of participations, including mergers and acquisitions, and administrative and accounting organization and internal controls. The Bank of Italy also issues regulations in other fields (such as transparency in banking and financial operations of credit institutions). The Bank of Italy supervises banks through its own auditing body, which authorizes, among other things, significant investments by banks and examines reports that banks are required to file with the Bank of Italy on a regular basis or with respect to specific transactions. The main supervisory powers of the Bank of Italy include review of bank financial statements and other statistical data, prior review of by-law amendments, bank inspections and the verification of capital ratios, reserve requirements and exposure limits for individual banks.
     The Bank of Italy carries out audits of all banks through its supervisory staff of bank examiners. Audits may be ordinary or special (which are directed toward specific aspects of banking activity). Matters covered by an audit include the accuracy of reported data, compliance with banking laws and regulations, conformity with a bank’s own by-laws and compliance with exposure limits.
     The Bank of Italy requires all banks to report monthly statistical information related to all components of their non-consolidated balance sheet. Consolidated accounts must be submitted every three or six months, depending on the type of information requested. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.
     In addition to its supervisory and regulatory role, the Bank of Italy is the lender of last resort for Italian banks, and banker to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Centrale dei Rischi, a central information database on credit risk.
     On December 28, 2005, a new law introduced some relevant modifications concerning the competences and organization of the Bank of Italy. In particular, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a term of 6 years, renewable only once, while prior to the reform the Governor was appointed for an indefinite term. In addition, the new law transferred most of the competences of Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of Bank of Italy and Antitrust Authority is required in case of mergers or acquisitions.
     Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve equal to 2 per cent of its total overnight deposits, certificates of deposit with original maturities up to two years or redeemable on demand, debt securities with original maturities up to two years and money market paper. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank.
     Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly regulated by the EU Banking Directive, the Basle Committee’s Risk Based Capital Guidelines, the Consolidated Banking Law, CICR Regulation of January 12, 1994, and by the regulations issued by the Bank of Italy in July 1996 and March 1997. Italian banks are generally required to have a ratio of regulatory capital to risk-weighted assets of at least 8 per cent on a consolidated basis and 7 per cent on an unconsolidated basis. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali,” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, assets and off-balance sheet items are weighted in relation to the nature of the debtors, the country risk and the guarantees and securities collateral received.

     Loan Exposure Limitations. The purpose of the provisions of the EU Banking Directive on the monitoring and control of large exposures of credit institutions is to spread credit risks throughout the banking system and to limit a bank’s exposure to any single borrower. In compliance with the criteria specified by the Ministry of Economy and Finance, the Bank of Italy has issued supervisory regulations on the concentration of risk that implement these provisions. These regulations require banks to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital as defined pursuant to the Bank of Italy’s regulations. A lower limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, which is defined to include (1) shareholders the control the bank or own at least 15 per cent share capital of the bank or of its parent company and (2) companies controlled by the bank or in which the bank owns at least 20 per cent of share capital, excluding consolidated subsidiaries of the same banking group.
     Banks belonging to banking groups are not required to conform to these limits on an individual basis, but only on a consolidated basis at the parent level. On an individual basis, banks belonging to banking groups must limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.
     Equity Participations by Banks. Since 1993, Italian banks have been permitted to make equity investments in all types of companies, subject to certain restrictions.
     Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank; (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired; or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by banks in insurance companies exceeding in the aggregate 40 per cent of the acquiring bank’s consolidated regulatory capital (and 60 per cent of its unconsolidated regulatory capital) are not permitted.
     Equity investments in industrial or commercial companies (other than banks or financial or insurance companies) by banks authorized by the Bank of Italy that have at least €1 billion in capital and satisfy the solvency ratios (banca abilitata) are permitted within the following limits: (1) the aggregate amount of a bank’s equity participations may not exceed 50 per cent (on a consolidated and unconsolidated basis) of the bank’s regulatory capital (25 per cent as to investments in unlisted companies); (2) equity investments in a single non-financial company or in a group of non-financial companies may not exceed 6 per cent of the banks regulatory capital; and (3) generally banks may not acquire more than 15 per cent of the voting shares of any non-financial company. The Bank of Italy has established lower limits for banks with capital lower than € 1billion (banca ordinaria) and higher limits for banks that, besides meeting the above-mentioned requirements, collect medium- and long-term funds and take no demand deposits (banca specializzata).
     Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities related to banking activities, such as bank information processing activities.
     As a general limit, equity investment by a bank in all types of companies may not in the aggregate exceed, together with real estate investments, 100 per cent of a bank’s regulatory capital.
     Restrictions on Foreign Investment. The Bank of Italy must request authorization from the Ministry of Economy and Finance to permit the purchase of more than 5 per cent of the equity capital of an Italian bank by a national of a State (other than a European Union member state) that applies discriminatory measures with regards to similar acquisitions by an Italian national. If proposed by the Ministry of Economy and Finance, the President of the Council of Ministers may deny the authorization.

     Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.
     The Interbank Fund is compulsory for all Italian banks and intervenes when a bank is either in receivership or involuntary liquidation. In the event of extraordinary management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of involuntary liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.
     Structure of the Banking Industry. Italy had 778 banks at December 31, 2004, compared to 876 at December 31, 1999. Banks ultimately controlled by local public authorities accounted for a substantial portion of total bank assets in 2004. In 2004, joint stock banks accounted for approximately 79.6 per cent of total bank assets and for 78.1 per cent of domestic customer deposits. Mutual banks and cooperative banks collectively represented 15.2 per cent of total bank assets and held 19.9 per cent of such deposits. Italian branches of foreign banks accounted for 5.2 per cent of total bank assets and for 2.0 per cent of deposits.
     The ownership structure of the banking sector has undergone substantial change since 1992, reflecting significant privatizations through 1998. See “Public Finance — Privatization Program.”
     In addition, since 1999 the Italian banking sector has experienced significant consolidation, which has resulted in the formation of relatively large banking groups such as Banca Intesa, UniCredit and Sanpaolo-Imi. Nevertheless, the principal Italian banking groups remain small in terms of size relative to their competitors in the other large economies in the euro area. As a result, the Italian banking sector consolidation may continue through combinations among Italian financial institutions as well as with non-Italian financial institutions. In 2005, Dutch bank ABN Amro acquired Banca Antonveneta, which was the first successful takeover of a listed Italian bank by a non-Italian bank.
     The European Union single market for financial services will affect the Italian banking system, but in many cases it is expected simply to accelerate existing trends. Since the 1970s, no significant regulatory obstacles have existed to prevent foreign banks from establishing branches in Italy. Between 1980 and 2004, the number of foreign banks with branches in Italy grew from 26 to 60. These foreign banks principally specialize in wholesale corporate and interbank operations rather than retail banking, and few have branch networks. The Government does not expect a substantial shift of market share in favor of foreign banks.

     Nevertheless, Italian banks have two competitive disadvantages relative to banks in other European Union countries. First, their operating costs are relatively high, principally as a result of high labor costs. Second, the contribution of services to net income is relatively low because Italian banks have not specialized in services to the same extent as banks in other countries. Many Italian banks are now seeking to increase their non-interest income as a proportion of total income by increasing the range of managed services offered.
     Capitalization. Italian banks are highly capitalized. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basle Accord was 11.6 per cent in 2004, compared to 11.4 per cent in 2003.
     Bad Debts. Bad debts increased by 6.0 per cent in 2004 to €54,346 million after increasing 10.6 per cent in 2003. As a percentage of total loans, bad debts remained unchanged at 4.7 per cent in 2003 and 2004.
Credit Allocation
     The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets. Lending activity growth increased by 6.7 per cent in 2004 and in 2003, and was higher than euro area growth of 6.3 per cent in 2004. The growth in Italian lending activity was mainly attributable to medium- and long-term lending activity, which grew 13.8 per cent in 2004, compared to 13.6 per cent in 2003, while short-term lending activity decreased 3.8 per cent in 2004, after a 2.0 per cent reduction in 2003. The growth rate in lending activity to companies decreased to 3.5 per cent in 2004, compared to 6.3 per cent in 2003, due principally to a 0.4 per cent decrease in lending activities in the manufacturing sector, compared to 1.4 per cent growth in 2003, and to the slower growth of lending activities in both the construction and service sectors, from 13.1 per cent in 2003 to 8.8 per cent in 2004 and from 11.1 per cent in 2003 to 7.4 per cent in 2004, respectively. Lending activities to the consumer and residential sector continued to experience high levels of growth at 13.6 per cent in 2004, compared to 10.3 per cent in 2003, mainly due to the growing real estate market.

Exchange Controls
     Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.
     Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
     Italy is fully integrated into the European and world economies, with imports and exports in 2004 equal to 28.3 per cent and 28.7 per cent of real GDP, respectively. The size of Italy’s trade surpluses has declined in recent years. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade surplus declined from €9.2 billion, or 0.8 per cent GDP in 2001 to €7.8 billion in 2002 and €1.6 billion, or 0.1 per cent of GDP, in 2003. In 2004, Italy registered a trade deficit of €0.6 billion notwithstanding the expansion of world trade, reflecting the gradual decline in competitiveness of Italian products for the reasons described above and a strengthening of the euro in relation to other currencies.
     The following tables illustrate Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob.” Import amounts include all costs, insurance and freight, frequently referred to as “charged in full” or “cif.”
Foreign Trade

	2000	2001	2002	2003	2004
	(millions of euro)
Exports (fob)
Agriculture, forestry and fishing	3,858	4,251	4,171	4,144	3,816
Extractive industries	525	546	683	687	790
Manufactured products	254,679	265,490	261,520	254,541	274,596
Food, beverage and tobacco products	13,066	14,009	15,010	14,904	15,743
Textiles, leather products and clothing	40,078	43,302	41,207	38,945	38,979
Wood and wood products	1,510	1,505	1,471	1,326	1,378
Paper, printing and publishing	5,933	6,084	6,156	6,017	6,222
Refined oil products	5,181	5,061	4,454	5,371	6,355
Chemical and pharmaceutical products	24,136	25,754	26,906	26,059	27,555
Rubber and plastic products	9,389	9,673	9,853	9,845	10,675

	2000	2001	2002	2003	2004
	(millions of euro)
Non-metallic minerals and mineral products	9,230	9,406	9,232	8,711	9,104
Metals and metal products	21,257	21,986	21,627	21,894	27,370
Mechanical products and machinery	50,678	53,957	53,126	53,326	58,142
Electric and precision machinery	26,383	27,625	25,007	23,761	25,905
Transport equipment	30,389	29,620	30,520	29,169	31,879
Other manufactured products	17,449	17,508	16,951	15,214	15,288
Energy, gas and water production	22	46	35	20	59
Other	1,330	2,656	2,654	5,224	5,387

Total exports	260,414	272,990	269,064	264,615	284,647

	2000	2001	2002	2003	2004
	(millions of euro)
Imports (cif)
Agriculture, forestry and fishing	9,228	9,021	9,047	9,292	9,266
Extractive industries	29,561	28,718	26,282	27,457	31,847
Manufactured products	217,023	220,985	220,441	218,090	236,033
Food, beverage and tobacco products	17,135	18,373	18,450	18,671	19,569
Textiles, leather products and clothing	18,249	20,189	20,266	20,082	20,787
Wood and wood products	3,393	3,249	3,356	3,390	3,498
Paper, printing and publishing	7,207	6,719	6,556	6,271	6,313
Refined oil products	5,378	4,626	5,045	4,735	4,754
Chemical and pharmaceutical products	33,231	33,991	35,279	35,824	38,476
Rubber and plastic products	5,387	5,396	5,509	5,566	6,007
Non-metallic minerals and mineral products	2,843	2,955	2,956	2,881	3,024
Metals and metal products	26,277	25,674	24,288	24,039	29,675
Mechanical products and machinery	20,354	20,707	20,720	19,902	21,174
Electric and precision machinery	38,269	37,275	34,748	33,600	37,501
Transport equipment	35,038	37,544	39,129	38,935	40,574
Other manufactured products	4,262	4,287	4,140	4,193	4,679
Energy, gas and water production	1,535	1,777	1,879	1,796	1,804
Other	1,160	3,257	3,577	6,363	6,311
Total imports	258,507	263,756	261,226	262,997	285,261

Trade balance	1,907	9,234	7,838	1,618	(614)

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, wood and wood products, minerals, metals and metal products, electric and precision machinery and transport equipment.

     Of all the major European countries, Italy is the most heavily dependent on import of energy, importing approximately 85.0 per cent of its energy requirements in 2004 and 2003. As a result, Italy’s trade balance is vulnerable to fluctuations in oil prices.
     Following two years of declining exports of goods at constant prices (2.9 per cent and 2.1 per cent in 2002 and 2003, respectively), Italy registered an increase in exports at constant prices of 3.3 per cent in 2004. The growth in 2004 was primarily due to an increase in exports of metals and metal products, reflecting growth in worldwide demand for steel, and in mechanical products and machinery as well as in transport equipment, particularly automotive spare parts and accessories and ships. The increase in exports in 2004 was principally attributable to a growth in exports to France and Spain, while exports to the U.K. and Germany were stable. Exports to the ten EU member states that joined the EU in May 2004 decreased by 5.9 per cent due principally to lower sales of mechanical products and machinery and textiles. Italy registered higher growth in exports to non-EU countries compared to EU countries for the fourth consecutive year. This growth was principally attributable to exports to Russia and China, which increased by 25 per cent and 13 per cent, respectively, due mainly to exports of mechanical products and machinery and metals and metal products. Italian exports’ growth in 2004 was significantly slower than worldwide trade growth at 10.7 per cent in 2004, reflecting a continuing loss of competitiveness of Italian products.
     Imports of goods rose by 3.2 per cent at constant prices in 2004, compared to a 0.9 per cent increase in 2003 and a 1.0 per cent decline in 2002, reflecting primarily increasing imports of machinery, electric machinery, metal and metal products and transport equipment. The growth of imports of goods is primarily attributable to the growth of imports from Germany (8.6 per cent), France (4.7 per cent) and Spain (4.7 per cent), offset by declining imports from the U.K. Imports from non-EU countries continued to grow faster than imports from EU countries, with imports from China, which became Italy’s principal non-EU supplier in 2004, increasing by 22.6 per cent and imports from OPEC countries increasing by 14.1 per cent.
Geographic Distribution of Trade
     As a member of the European Union, Italy enjoys free access to the markets of the other EU member states and applies the external tariff common to all European Union countries. During the past several years, the European Union countries have made significant progress in reducing non-tariff barriers, such as technical standards and other administrative barriers, to trade amongst themselves, and Italy has incorporated into national law most of the European Union directives on trade and other matters. With the accession of ten new members in 2004, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following table shows the distribution of Italy’s trade for the periods indicated.

Distribution of Trade
(cif-fob)

	2000	2001	2002	2003	2004
	(millions of euro)
Exports (fob)
Belgium-Luxembourg	7,586	8,838	8,710	7,609	7,754
France	32,933	33,691	33,069	33,033	35,230
Germany	39,558	40,096	37,256	37,233	38,761
Netherlands	6,965	7,280	6,960	6,387	6,701
United Kingdom	18,036	18,474	18,780	18,686	20,153
Ireland	1,890	1,597	1,464	1,391	1,389
Denmark	2,048	2,166	2,090	1,972	2,147
Greece	5,414	5,394	5,721	5,832	6,486
Spain	16,617	16,955	17,354	18,911	20,727
Portugal	3,612	3,652	3,384	3,303	3,419
Austria	5,804	5,928	6,004	6,199	6,988
Finland	1,167	1,305	1,424	1,311	1,438
Sweden	2,631	2,542	2,600	2,680	2,847

Total EU (excluding new EU members)	144,262	147,917	144,814	144,547	154,040
New EU members(1)	12,528	14,493	14,542	15,161	15,816

Total EU (including new EU members).	156,789	162,410	159,356	159,708	169,856
Turkey	N.A.	N.A.	N.A.	4,721	5,687
United States	26,659	26,243	25,802	21,970	22,368
Russia	N.A.	N.A.	N.A.	3,847	4,963
OPEC countries	8,604	10,432	10,937	10,201	11,028
Japan	4,338	4,705	4,495	4,333	4,333
China	2,380	3,275	4,017	3,850	4,448
Other Asia	N.A.	N.A.	N.A.	8,596	8,979
Other	N.A.	N.A.	N.A.	47,389	52,985

Total	260,414	272,990	269,064	264,615	284,647

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.
Source: ISTAT

	2000	2001	2002	2003	2004
	(millions of euro)
Imports (cif)
Belgium-Luxembourg	11,226	12,433	12,283	12,374	13,880
France	29,682	29,648	29,895	29,951	31,278
Germany	45,471	47,077	46,837	47,521	51,319
Netherlands	15,401	16,588	15,433	15,362	16,862
United Kingdom	14,185	13,540	13,390	12,708	12,294
Ireland	3,509	3,592	3,635	4,082	4,185
Denmark	1,769	1,907	1,821	1,925	2,109
Greece	1,329	1,363	1,269	1,463	1,503
Spain	10,769	11,181	12,102	12,729	13,317
Portugal	1,083	1,268	1,389	1,321	1,333
Austria	6,049	6,472	7,216	7,545	7,803
Finland	2,277	1,776	1,667	1,813	1,552
Sweden	3,819	3,521	3,528	3,542	3,833

Total EU	146,571	150,366	150,464	152,336	161,268
New EU members(1)	7,825	8,591	8,906	11,134	12,327

Total EU (including new EU members)	154,397	158,957	159,370	163,470	173,595
Turkey	N.A.	N.A.	N.A.	3,335	3,971
United States	13,517	12,892	12,548	10,272	9,991
Russia	N.A.	N.A.	N.A.	8,230	9,716
OPEC countries	20,955	18,364	15,822	16,792	19,339
Japan	6,421	6,278	5,321	5,281	5,520
China	7,028	7,484	8,307	9,553	11,828
Other Asia	N.A.	N.A.	N.A.	6,395	7,427
Other	N.A.	N.A.	N.A.	39,669	43,874

Total	258,507	263,756	261,226	262,997	285,261

(1)	Comprises the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta, which joined the EU in May 2004.

Source: ISTAT

     Over half of Italian trade is with other European Union members, with 59.8 per cent of Italian exports and 60.4 per cent of Italian imports attributable to trade with European Union partners in 2004. This proportion increased considerably in 2004 due to the accession of ten new EU member states. However, Italian trade with non-EU countries has grown faster than trade with EU countries (including the ten new member states) since 2001. Germany is Italy’s single most important trading partner and in 2004 supplied 18.1 per cent of Italian imports and purchased 13.7 per cent of Italian exports.
     Since 2000 Italy has recorded a negative trade balance with other EU countries. Italy’s trade deficit with EU countries was €11.4 billion in 2003 and €12.0 billion in 2004. The negative trade balance with EU countries was mainly due to the trade deficit with Germany, Italy’s largest EU trading partner, which increased in 2004, principally due to export competition from emerging market economies.
     Italy also recorded an increase in its trade deficit with China, to €6.7 billion in 2004 from €5.2 billion in 2003, principally due to imports of metal products, machinery, textiles and clothing from China, which more than offset growing exports of Italian metal products, machinery and transport equipment to China. Italy’s trade deficit with OPEC countries increased to €7.1 billion in 2004 from €5.7 billion in 2003 due to growth in imports of crude oil, offset in part by an increase in exports of metal products, machinery and electric machinery to OPEC countries.
Balance of Payments
     The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.
     The following table illustrates the balance of payments for the periods indicated.

Balance of Payments

	Year ended December 31,
	2000	2001	2002	2003	2004
		(millions of euro)
Current Account	(6,305)	(740)	(10,014)	(17,351)	(12,035)
Goods	10,368	17,405	14,049	9,922	8,838
Exports	260,906	273,596	267,582	263,599	283,331
Imports	250,538	256,191	253,533	253,677	274,493
Services	1,167	18	(3,043)	(2,362)	1,528
Exports	61,479	64,614	63,760	63,420	67,529
Imports	60,312	64,596	66,803	65,781	66,001
Income	(13,099)	(11,635)	(15,396)	(17,811)	(14,711)
Inflows	41,894	43,111	45,782	43,097	42,833
Outflows	54,993	54,746	61,178	60,908	57,544
Transfers	(4,742)	(6,527)	(5,624)	(7,101)	(7,690)
EU Institutions	(4,905)	(5,634)	(5,727)	(6,289)	(6,537)
Capital Account	3,195	936	(67)	2,494	2,081
Intangible assets	(72)	(312)	(206)	(86)	(38)
Transfers	3,267	1,248	139	2,580	2,118
EU Institutions	3,624	1,748	1,625	3,635	2,814
Financial Account	4,287	(3,294)	8,532	17,319	8,884
Direct investment	1,149	(7,377)	(2,739)	6,507	(1,971)
Abroad	(13,368)	(23,995)	(18,194)	(8,037)	(15,513)
In Italy	14,517	16,618	15,455	14,544	13,542
Portfolio investment	(26,255)	(7,640)	16,107	3,369	26,447
Assets	(86,340)	(40,070)	(16,968)	(51,068)	(21,065)
Liabilities	60,085	32,430	33,075	54,437	47,512
Financial Derivatives	2,501	(477)	(2,710)	(4,827)	1,833
Other investment	29,950	11,716	985	13,676	(19,687)
Change in official reserves	(3,058)	484	(3,111)	(1,406)	2,262
Errors and omissions	(1,177)	3,098	1,549	(2,462)	1,071

Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
Current Account
     Italy had a current account surplus in each year from 1992 to 1999. Following decreases in the current account surplus from 1997 to 1999, Italy has registered a current account deficit since 2000. This was due to a deterioration in Italy’s visible and invisible trade balance.
     Visible Trade. Italy’s visible trade surplus (on a fob-fob basis) has had a steadily declining trend since 1996. Visible trade surplus declined to €8.8 billion in 2004, from €9.9 billion in 2003 and €14.0 billion in 2002. Italy’s imports and exports of merchandise grew in 2004, reflecting growth in both volumes and prices. In 2004, the value of Italy’s merchandise exports increased by 7.5 per cent, reflecting a 3.1 per cent increase in export volumes principally due to exports to non-EU countries, and a 4.3 per cent increase in prices due to the growth in value of the euro in 2004 relative to the currencies of Italy’s principal merchandise trade partners outside the euro area.

     The value of Italy’s merchandise imports in 2004 rose by 8.2 per cent, reflecting a 3.5 per cent increase in import volumes principally due to imports from non-EU countries, and a 4.8 per cent increase in prices mainly due to higher prices for raw materials.
     Italy’s exporter’s market share of worldwide trade, which has been in steady decline since the 1980s, was 2.9 per cent in 2004, compared to 3.1 per cent in 2003, 3.5 per cent in 2000 and 4.6 per cent in 1995.
     Invisible trade. In 2004 Italy recorded a surplus on services of €1.5 billion, compared to a €2.4 billion deficit in 2003. Surplus on travel increased from €9.4 billion in 2003 to €12.6 billion in 2004 due to lower spending by Italians abroad, which fell by 9.4 per cent in 2004 compared to a 2.4 per cent rise in 2003, and higher spending by foreigners in Italy, which rose by 3.8 per cent in 2004 compared to a 2.1 per cent decrease in 2003. In 2004 the number of foreigners traveling in Italy decreased by 8.3 per cent and the number of Italians traveling abroad decreased by 15.4 per cent. However, the number of North Americans (who have higher pro capita spending habits than other travelers) traveling to Italy doubled in 2004. The deficit on transport decreased from €5.0 billion in 2003 to €4.5 billion in 2004.
     With the exception of foreign travel, all other components of service receipts experienced deficits in 2004.
     Income. Italy’s income deficit decreased to €14.7 billion in 2004 from €17.8 billion in 2003, principally reflecting a reduction of the deficit on income from portfolio investments.
     Current Account Transfers. Italy’s deficit on current account transfers increased to €7.7 billion in 2004 from €7.1 billion in 2003, reflecting an increase in the deficit on public transfers due principally to a €1.1 billion decrease in tax receipts from non resident persons and an increase in the deficit with EU Institutions to €6.5 billion in 2004 from €6.3 billion in 2003.

Capital Account
     The surplus on Italy’s capital account, which accounts for transactions in intangible assets, decreased to €2.1 billion in 2004 from €2.5 billion in 2003, mainly due to lower credits from the EU’s Regional Development Fund.
Financial Account and the Net External Position
     In 2004 the financial account surplus decreased to €8.9 billion, from €17.3 billion in 2003. This was principally attributable to net direct investment outflows of €2.0 billion in 2004 compared to net direct investment inflows of €6.5 billion in 2003 and an increase in net outflows from Italian banks of €11 billion, compared to net inflows to Italian banks of €40.6 billion in 2003. The decrease in Italy’s financial account was offset in part by an increase in the surplus in portfolio investment from €3.4 billion in 2003 to €26.4 billion in 2004, mainly due to a decrease in investment by Italians in non-Italian debt securities, and higher investment by non-Italians in Italian equity securities, offset in part by a decline in investment in Italian debt securities by non-Italians.
     Italy’s net external position in 2004 declined to a €98.6 billion deficit, or 7.3 per cent of GDP, from a €69.2 billion deficit, or 5.3 per cent of GDP, registered in 2003. This was mainly attributable to €20.5 billion in negative adjustments in prices and exchange rates and to a decrease in the transactions in the financial account of €8.9 billion.
     Direct Investment. In 2004, Italy’s net direct investment outflows were €2.0 billion, or 0.1 per cent of GDP, compared with net inflows of €6.5 billion, or 0.5 per cent of GDP, in 2003, reflecting higher investment by Italians abroad, particularly in other euro area countries.
     Foreign direct investment in Italy, net of divestment, remained substantially stable at low levels during the 1990s, recording an average of 0.4 per cent of GDP for the years 1990-1999 and a peak of €16.6 billion or 1.4 per cent in 2001. Since 2001, foreign direct investment in Italy, net of divestments, has steadily decreased to €15.5 billion, or 1.2 per cent of GDP, in 2002, €14.5 billion, or 1.1 per cent of GDP, in 2003 and €13.5 billion, or 1.0 per cent of GDP, in 2004. The decrease in 2004 resulted from lower foreign investment in the Italian industrial sector (driven by divestments in the chemical and food sectors), partially offset by an increase in investments in the energy sector.
     Italian investment abroad, net of divestment, increased in 2004 to €15.5 billion, or 1.1 per cent of GDP, from €8.0 billion, or 0.6 per cent of GDP, in 2003 and €18.2 billion or 1.4 per cent of GDP in 2002. The increase in 2004 was principally due to Italian investments in mechanical manufacturing and in the service sector.

     The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities as of the dates indicated:
Direct Investment by Country(1)

	2000	2001	2002	2003	2004
	(millions of euro)
Direct investment abroad
Netherlands	25,588	33,050	30,740	38,716	47,198
Luxembourg	21,659	23,191	23,211	17,383	19,667
United States	19,168	21,312	16,660	14,718	14,063
United Kingdom	14,995	19,768	17,929	16,196	18,022
France	17,241	17,557	15,454	16,716	18,161
Switzerland	10,868	10,175	8,930	8,753	7,877
Germany	11,472	10,776	8,883	10,439	11,756
Spain	7,110	7,034	6,826	7,887	8,118
Brazil	4,538	4,599	2,382	2,775	2,950
Belgium	3,144	3,561	3,228	3,651	3,960
Argentina	2,633	2,418	1,565	1,700	1,625
Sweden	742	683	575	598	646
Other	33,008	30,017	26,163	27,168	28,287

Total	172,166	184,141	162,546	166,700	182,330

Direct investment in Italy
Netherlands	16,248	15,909	16,712	21,479	29,101
Luxembourg	10,563	12,134	12,618	14,665	16,663
United States	16,078	15,623	14,728	15,547	16,740
United Kingdom	13,993	14,501	14,075	17,791	19,854
France	15,037	16,181	16,354	17,014	18,358

	2000	2001	2002	2003	2004
	(millions of euro)
Switzerland	17,276	15,757	14,730	14,767	16,317
Germany	10,521	10,053	9,541	11,024	10,677
Spain	834	968	897	1,022	1,448
Brazil	68	62	56	63	96
Belgium	2,194	2,149	2,211	2,368	2,488
Argentina	151	135	124	132	192
Sweden	2,696	2,504	2,329	2,371	2,493
Other	12,347	12,476	11,765	13,445	15,056
Total	118,006	118,452	116,140	131,688	149,483

(1) Does not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     Portfolio Investment. Portfolio investment experienced a net surplus of €28.3 billion in 2004 compared to €3.4 billion in 2003. Foreign portfolio investment by Italians reached its peak in 1999 at €121.5 billion, and subsequently declined to €17.0 billion in 2002, reflecting a significant reduction in investment in foreign equity and debt securities. Foreign portfolio investments by Italians and increased back to €51.1 billion in 2003 due to higher investment in both foreign equity and debt investments and declined to €21.1 billion in 2004 mainly as a result of a reduction in investments in debt securities. Investment in Italian securities by foreign investors decreased in 2004 to €47.5 billion from €54.4 billion in 2003 due to lower investment in Italian public debt securities, partially offset by investments in equity securities and debt securities issued by companies other than banks.
     Other Investment. In 2004 Italy recorded a deficit on “other investments” of €19.7 billion, compared to a surplus of €13.7 billion in 2003, principally due to net outflows by Italian banks being recorded in 2004, compared to net inflows in 2003.
     Errors and Omissions. The amount recorded in the residual “Errors and Omissions” account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad. Errors and omissions amounted to a positive €1.0 billion in 2004, compared to a negative €2.5 billion in 2003.
Reserves and Exchange Rates
     When on January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

     The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.
US Dollar/Euro Exchange Rate

		Yearly
		Average
	Period End	Rate(1)	High	Low
Period	(U.S. $ per €1.00)
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3077	1.1667
2006 (up to and including March 31)	1.2104	1.2023	1.2294	1.1826

(1)	Average of the reference rates for the last business day of each month in the period.
Source: European Central Bank
     The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.
Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2001	2002	2003	2004	2005
Japanese Yen	108.8192	118.0825	131.7558	133.9083	137.3838
British Pound	0.6194	0.6298	0.6934	0.6793	0.6865
Swiss Franc	1.5088	1.4660	1.5236	1.5436	1.5543

(1)	Average of the reference rates for the last business day of each month in the period.
Source: European Central Bank

     In 2004, official reserves decreased to €45.8 billion from $50.1 billion in 2003. In 2004, the Bank of Italy reduced its annual contribution to the reserves of the European Central Bank to €7.3 billion from €7.4 billion in 2003.
     The following table illustrates the official reserves of Italy as of December 31 in each of the years 2000 through 2004.
Official Reserves

	2000	2001	2002	2003	2004
	(million of euros)
Gold	23,098	24,732	25,764	26,042	25,348
SDRs(1)	255	337	103	123	106
Total position with IMF	2,916	3,647	3,726	3,289	2,719
Net foreign exchange	24,097	23,721	23,447	20,634	17,628

Total reserves	50,366	52,437	53,040	50,088	45,801

(1)	Special Drawing Rights
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.

PUBLIC FINANCE
The Budget Process
     The Government’s fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.
     In June or July of each year the Ministry of Economy and Finance presents to Parliament a planning document called Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.
     By September 30 of each year the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”) a document that shows programs, reforms and public finance targets for the next calendar year.
     In the fourth quarter of each year the Government presents to Parliament its final budgetary package, which consists of the Legge di Bilancio (Budget Law) and the Legge Finanziaria (Annual Financial Law). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.
     The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.
European Economic and Monetary Union
     Under the terms of the Maastricht Treaty, member states participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:
•	a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission and the Council may consider an excess budget deficit resulting from a severe economic downturn to be exceptional if the excess results from a decrease in annual GDP or from an accumulated loss of output during a protracted period of very low annual GDP growth relative to its potential, taking into account all relevant factors including cyclical conditions, social and investment policies, fiscal consolidation efforts in “good times,” debt sustainability, public investment, the overall quality of public finances and the implementation of structural pension reforms (and their cost); and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

     Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.
     In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, the Participating States agreed to a Stability and Growth Pact (SGP) that became effective on July 1, 1998. The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit within the reference value of 3 per cent of GDP.
     Under SGP regulations, Participating States were required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating member states are required to submit revised convergence programs every year. These programs, which cover a three to four-year period, are required to set forth:
•	projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures), and the adjustment path towards this objective;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•	the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects;

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.
     Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:
•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

     The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the Council will examine whether the concerned Participating State pursues the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic good times. If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:
•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.
     This deposit may be increased in following years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP and may be converted into a fine if the excessive deficit has not been corrected two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council of the EU, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.
Accounting Treatment
     Italy historically has used two systems of accounting: state sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to such entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of such entities.
     Transactions between state-owned joint stock companies and the Government are only included in state sector accounting or public sector accounting to the extent the Government is acting in its capacity as shareholder, for example through the receipt of dividends or the contribution of capital. See “— Government Enterprises.” Certain borrowings of these enterprises are guaranteed, either by operation of law or specific contractual arrangement, by the Government. See “Public Debt — General.”
     Although Italy will continue to use public sector and State sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenses from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. The criteria of general government accounting established by the European system of integrated accounts are being developed and phased in gradually. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.

     ESA 95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These were intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. The general government revenues, expenditure and debt figures in this annual report from and including 1999 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data included in SEC filings published before January 2001. They reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.
Measures of Fiscal Balance
     Italy reports its fiscal balance using two principal methods:
•	Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this annual report are necessarily estimates. In 2003, the EU Commission changed the methods to be used to calculate structural net borrowing. Accordingly, 2002 structural net borrowing data is not directly comparable with that provided for subsequent years.

•	Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.
     The table below shows selected public finance indicators for the period from 2000 through 2004.
Selected Public Finance Indicators 2000 through 2004

	2000	2001	2002	2003	2004
	(millions of euro, except percentages)
General government expenditure(1)	543,200	595,234	605,983	640,195	654,852
% of GDP	46.6%	48.8%	48.1%	49.2%	48.5%
General government revenues	534,400	556,493	571,520	598,440	611,200
% of GDP	45.8%	45.7%	45.3%	46.0%	45.2%
Net borrowing(1)	8,800	38,741	34,463	41,755	43,652
% of GDP	0.8%	3.2%	2.7%	3.2%	3.2%
Primary balance(1)	66,533	40,829	38,084	27,520	24,782

	2000	2001	2002	2003	2004
	(millions of euro, except percentages)
% of GDP	5.7%	3.4%	3.0%	2.1%	1.8%
Public Debt	1,298,670	1,350,948	1,364,880	1,389,575	1,440,855
% of GDP	111.3%	110.9%	108.3%	106.8%	106.6%

(1)	Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 (€13,815 million, or 1.2 per cent of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€1,600 million, or 0.2 per cent of GDP), 2002 (€10,800 million, or 0.9 per cent of GDP), 2003 (€2,700 million, or 0.2 per cent of GDP) and 2004 (€4,500 million, or 0.4 per cent of GDP).

Source:	Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004 and Quaderno Stutturale dell’Economia Italiana, dated June 30, 2005.
     Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Net borrowing, however, was higher than the 3 per cent threshold set by the Maastricht Treaty in 2001, 2003 and 2004 and is forecasted to continue to exceed this threshold in 2005 and 2006. Public debt decreased from 108.3 per cent of GDP in 2002 to 106.8 per cent in 2003 and 106.6 per cent in 2004. The decrease in 2004 was primarily due to income from disposals of a portion of the State’s interest in ENEL and of state-owned real estate. The decrease in 2003 was due mainly to the privatization of ETI, the sale of a portion of the State’s interest in ENEL and the transactions with Cassa Depositi e Prestiti described below under “Government Enterprises.” The decrease in 2002 was primarily due to income from disposals of state-owned real estate and an exchange offer with the Bank of Italy described below under “Public Debt — Summary of Internal Debt.” Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates. While the ratio of public debt-to-GDP has improved substantially, it remains well above the 60 per cent reference rate established by the Maastricht Treaty.
The Council Recommendation to Italy Relating to its Excessive Government Deficit
     On March 18, 2005, Eurostat, the European Commission statistical authority, published a press release detailing government deficit and debt data for the years 2001 through 2004 (including partial estimates for 2004) transmitted by the 25 EU Member States to the Commission as part of the March 1 reporting round under relevant EU regulations. The press release included the following data for Italy:

	2001	2002	2003	2004
Primary balance, as a percentage of GDP	3.6	3.2	2.4	2.0
Public debt (in millions of euro)	1,348,360	1,362,074	1,383,088	1,429,917
Public debt, as a percentage of GDP	110.7	108.0	106.3	105.8
Net borrowing (in millions of euro)	35,963	32,656	37,792	40,877
Net borrowing, as a percentage of GDP	3.0	2.6	2.9	3.0
GDP (nominal value, in millions of euro)	1,218,535	1,260,598	1,300,928	1,351,794

Source: Eurostat

     Eurostat noted that all such data transmitted by Member States is subject to revision, notably through a further data submission due by September 1, 2005. With respect to Italy, Eurostat noted it was engaged in ongoing discussions with ISTAT, the Italian statistical authority, that could lead to an upward revision in Italy’s net borrowing statistics, most notably for 2003 and 2004. These ongoing discussions related to the recording of payments to the Government by financial institutions that act as tax collectors (concessionari d’imposta), the sectoral classification of Government-owned entities, the treatment of a government securitisation operation, the recording of transactions with the EU budget, inconsistencies between data on cash and accrual bases and statistical discrepancies in Government accounts.
     On April 28, 2005, the government announced an update to the Annual Program Report for 2005 (Relazione Previsionale e Programmatica per il 2005) dated September 29, 2004, providing the following revised public finance indicators:

	2004	2005
	(Result)	(Target)
Primary balance, as a percentage of GDP	2.0	2.1
Interest expense, as a percentage of GDP	5.0	5.0
Net borrowing, as a percentage of GDP	3.0	2.9
Public debt, as a percentage of GDP	105.8	105.3
GDP (% real growth rate)	1.2	1.2

Source: Ministry of Economy and Finance
     On May 23, 2005, following the discussions with ISTAT mentioned above, Eurostat announced upward revisions to Italy’s budget deficit and public debt data for 2003 and 2004. Eurostat noted that it continued to be engaged in discussions with Italian authorities relating to the recording of transactions with the EU budget, inconsistencies between data on cash and accrual bases and statistical discrepancies in government accounts, which could lead to a further upward revision in Italy’s budget deficit for the period between 2001 and 2004.
     On May 24, 2005, ISTAT released revised budget deficit and public debt data for the four-year period ended December 31, 2004, accounting for Eurostat’s decisions. Italy’s budget deficit, as a percentage of GDP, was provisionally set at 0.8 per cent in 2000, 3.2 per cent in 2001, 2.7 per cent in 2002 and 3.2 per cent in 2003 and 2004. Public debt, as a percentage of GDP, was provisionally set at 111.3 per cent in 2000, 110.9 per cent in 2001, 108.3 per cent in 2002, 106.8 per cent in 2003, and 106.6 per cent in 2004.
     On July 12, 2005, the Council performed an overall assessment of Italy’s economic situation pursuant to the Maastricht Treaty. The Council concluded that Italy’s exceeding of the 3 per cent reference value for budget deficit as a percentage of GDP in 2003 and 2004 was not due to unusual events beyond the control of Italian authorities nor due to a severe and unpredictable economic downturn. In addition, the Council noted that Italy’s output gap was estimated to have decreased from 2.1 per cent of potential GDP in 2001 to a negative output GAP equal to 1.3 per cent of potential GDP in 2004, concluding therefore that the slow economic growth in 2003 and 2004 could not be qualified as exceptional under the Treaty and the SGP. Moreover, the Council noted that Italy’s budget deficit would continue to exceed the reference value in 2005 and 2006 and a rapid decline in the budget deficit was not expected given the slow pace at which public debt was being reduced and due to Italy’s declining primary surplus. Accordingly, the Council adopted a recommendation requiring that Italy’s excessive budget deficit be brought within the 3 per cent reference value.

     The Council noted that given Italy’s high debt-to-GDP ratio, the high level of structural deficit and Italy’s continuing economic slow down, the adjustment path Italy was called to undertake would require a longer time than would otherwise be imposed under the terms of the Maastricht Treaty in order to ensure the adjustment did not prove economically counter-productive. Accordingly, the Council granted Italy an extension to 2007 to correct its budget deficit and set January 12, 2006 as the time limit for the necessary measures to be implemented, provided these resulted in a cumulative reduction in the structural budget deficit of at least 1.6 per cent of GDP over 2006 and 2007 relative to its level in 2005 (with at least half of this correction occurring in 2006).
The 2005 Stability and Growth Program
     In December 2005 Italy presented the update to its stability and growth program for the period 2005-2009 (“2005 Stability Program”) to the Council of the EU and the EU Commission. The 2005 Stability Program is based on the 2006-2009 Program Document approved by Parliament in July 2005, the RPP for 2006 presented to Parliament on September 29, 2005 and Annual Financial Law approved in September 2005. The following table compares the principal finance indicators included in the 2004 Stability Program and the 2005 Stability Program:
Comparative Table
2004 Stability Program and 2005 Stability Program Targets

	2004	2005	2006	2007	2008
Real GDP growth rate
2004 Stability Program	1.2	2.1	2.2	2.3	2.3
2005 Stability Program	1.2	0.0	1.5	1.5	1.7
Difference	0.0	2.1	0.7	0.8	0.6

Net Borrowing, as a % of GDP
2004 Stability Program	2.9	2.7	2.0	1.4	0.9
2005 Stability Program	3.2	4.3	3.5	2.8	2.1
Difference	0.3	1.6	1.5	1.4	1.2

Public Debt, as a % of GDP
2004 Stability Program	106.0	104.1	101.9	99.2	98.0
2005 Stability Program	106.5	108.5	108.0	106.1	104.4
Difference	0.5	4.4	6.1	6.9	6.4

Source: 2004 and 2005 Stability Programs
     On March 14, 2006, the Council of the EU issued an opinion setting forth the following considerations with regard to the achievement of the budgetary targets set forth in Italy’s 2005 Stability Program:
•	Information available at the date of the Council’s opinion indicated that the growth projections underpinning Italy’s 2005 Stability Program were plausible throughout the period covered by the Program.

•	The Program’s medium-term objective for the budgetary position is at an appropriate level and reflects the debt ratio and average potential output growth in the long term.

•	Budgetary outcomes could be worse than projected in the 2005 Stability Program. The Council noted that there are significant uncertainties regarding the implementation of the 2006 budget, in particular concerning the magnitude of expenditure savings. In addition, beyond 2006 the Program does not offer information on measures envisaged and may underestimate the magnitude of necessary fiscal correction. Therefore, correction of the excessive deficit by the 2007 deadline set by the Council crucially relies upon a full and effective implementation of the 2006 budget and the specification and implementation of substantial corrective measures for 2007.

•	The Council expressed concern with the pace of Italy’s debt reduction, noting that the evolution of the debt to GDP ratio could be less favorable than projected, given the risks to the budgetary targets mentioned above and uncertainty about the stock-flow adjustment. As a consequence of this risk assessment, in the Council’s view, a further strengthening of the budgetary position would be necessary to guarantee a sufficiently diminishing debt ratio towards the 60 per cent reference value established by the Maastricht Treaty.

•	Italy continues to be at medium risk with respect to long-term sustainability of its public finances. Italy’s past reforms, however, have helped to contain future increases in public expenditure and full implementation of these reforms, notably of the 2004 pension reform, will be crucial to obtain expected results. The currently high level of gross debt and weak budgetary position indicate the necessity for strong consolidation of public finances over the medium-term to reduce risks to public finance sustainability.

•	The 2005 Stability Program can be considered as consistent with a correction of the excessive deficit by 2007, subject to a full and effective implementation of the 2006 budget and the specification and adoption of further substantial measures for 2007.

In its opinion the EU Council invited Italy to:

•	achieve the structural efforts envisaged in the Program for 2006 and 2007 in order to ensure the correction of the excessive deficit by 2007 in a credible and sustainable manner;

•	spell out the broad measures underlying the adjustment path in 2007 and the outer years of the Program and ensure that the adjustment towards the medium-term objective remains in line with the SGP requirements;

•	ensure that the debt-to-GDP ratio is declining towards the 60 per cent reference value established by the Maastricht Treaty at a more rapid pace, including by paying particular attention to factors other than net borrowing which contribute to the change in debt levels; and

•	improve the budgetary process by increasing its transparency and by an effective implementation of the past and new mechanisms to monitor, control and report expenditure.
      On April 5, 2006 the Ministry of Economy and Finance presented to the Government and Parliament the Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa). Based on that Report, real GDP growth rate, net borrowing as a percentage of GDP and public debt as a percentage of GDP for the year ended December 31, 2005 were 0.0 per cent, 4.1 per cent and 106.4 per cent, respectively.
The 2006-2009 Program Document
     In July 2005 the Government finalized and presented to Parliament its 2006-2009 Program Document, which contemplates as its main objective achieving long-term economic growth.
     Italy’s budget deficit was in excess of the three per cent threshold established by the Maastricht Treaty for the years 2001, 2003 and 2004, notwithstanding Italy’s recourse to extraordinary one-off measures aimed at containing its net borrowing increase. Such measures included the sale of UMTS licenses in 2000, disposals of state-owned real-estate assets since 2001 and the tax amnesty implemented in 2003. One-off measures reduced Italy’s budget deficit by 1.5 per cent in 2002, 2.0 per cent in 2003 and 1.5 per cent in 2004. The Government estimated in 2004 that one-off measures in 2005 would represent a significant portion of the measures adopted by Italy to achieve its budgetary target (accounting for 1.0 per cent). However, such measures would be phased-out entirely in 2006.
     The 2006-2009 Program Document projected that structural reforms over the four-year period would include improvement of Italy’s infrastructure, a reduction in the tax burden and an increase in incentives to small and medium sized enterprises aimed at increasing investment in research and development. Structural measures would also be aimed at further reducing tax evasion.
     Furthermore, Italy plans to accelerate the pace at which it is reducing public debt as a percentage of GDP by containing public expenditure.

     The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the Program Document.
2006-2009 Program Document Objectives

	2006	2007	2008	2009
	(Target)
GDP (% real growth rate)	1.5	1.5	1.7	1.8
Unemployment rate (%)	8.1	8.0	7.8	7.7

Net borrowing, as a percentage of GDP	3.8	2.8	2.1	1.5
Primary balance, as a percentage of GDP	0.9	1.8	2.5	3.0
Public debt, as a percentage of GDP	107.4	105.2	103.6	100.9

Structural net borrowing, as a percentage of GDP	3.0	2.1	1.6	1.1
Structural primary balance, as a percentage of GDP	1.7	2.5	3.0	3.4
Structural net borrowing, net of one-off measures, as a percentage of GDP	3.0	2.1	1.6	1.1
Structural primary balance, net of one-off measures, as a percentage of GDP	1.7	2.5	3.0	3.4

Source: 2006 – 2009 Program Document.
     The Program Document targets real GDP growth of 1.5 per cent in 2006, down from the 2.2 per cent growth targeted in the 2005-2008 Program Document. It also targets annual budget deficit reductions with the budget deficit as a percentage of GDP decreasing from 3.8 per cent in 2006 to 1.5 per cent in 2009. The targeted reductions in budget deficits in the 2006-2009 Program Document are significantly less ambitious than those set forth in the 2005-2008 Program Document. This reflects lower targets for primary surplus as a percentage of GDP, increasing from 0.9 per cent in 2006 to 3.0 per cent in 2009, in the 2006-2009 Program Document, compared to targets of 3.3 per cent for 2006 and 4.8 per cent in 2008 in the 2005-2008 Program Document. The Quarterly Cash-Flow Report (Relazione Trimestrale di Cassa) released on April 5, 2006 revised some of the estimates for 2006 included in 2006-2009 Program Document. In particular, the 2006 targets for real GDP growth and primary surplus were set at 1.3 per cent and 0.6 per cent respectively.
     The objectives set forth in the Program Document and the Quarterly Cash-Flow Report, the latter in respect of 2006, are based on assumptions relating to future economic developments, including international economic trends, and may therefore not be realized. See also “The Italian Economy — 2005 Developments.”

Revenues and Expenditures
     The following table sets forth general government revenues and expenditures and certain other key public finance measures for the five years ended December 31, 2004. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP. See “— Privatization Program.”
General Government Revenues and Expenditures

	2000	2001(1)	2002	2003	2004
	(millions of euro)
Expenditures

Current expenditures	512,658	541,794	557,332	581,775	599,290
of which
Total consumption	213,300	229,518	238,921	253,035	260,063
of which
Wages and salaries	123,480	131,084	136,423	143,870	148,248
Cost of goods and services	85,726	93,637	96,495	100,887	103,057
Interest expense	75,333	79,570	72,547	69,275	68,434
Production grants	13,903	14,670	13,641	14,194	14,471
Social services	195,460	202,291	214,035	224,445	234,181
Other current expenditures	14,662	15,745	18,188	20,826	22,141
Capital expenditures(2)	30,542	53,440	48,651	58,420	55,562
Investments	14,252	30,476	24,049	34,138	34,927
Other capital expenditures, including investment grants	16,290	22,964	24,602	24,282	20,635
Total expenditures	543,200	595,234	605,983	640,195	654,852
% of GDP	46.6%	48.8%	48.1%	49.2%	48.5%

Revenues
Current revenues	529,290	553,091	565,934	574,959	598,193
of which
Tax revenues	345,718	359,182	364,080	365,443	379,382
of which

	2000	2001(1)	2002	2003	2004
	(millions of euro)
Direct taxes	170,547	182,690	178,964	178,098	184,175
Indirect taxes	175,171	176,492	185,116	187,345	195,207
Social security contributions	148,083	153,819	161,241	168,899	174,756
Revenues from capital	5,617	7,686	7,673	7,704	8,319
Other current revenues	29,872	32,404	32,940	32,913	35,736
Capital revenues	5,110	3,402	5,586	23,481	13,007

Total revenues	534,400	556,493	571,520	598,440	611,200
% of GDP	45.8%	45.7%	45.3%	46.0%	45.2%

Current surplus/(deficit)	16,632	11,297	8,602	(6,816)	(1,097)
% of GDP	1.4	0.9	0.7	(0.5)	(0.1)
Net borrowing	8,800	38,741	34,463	41,755	43,652
% of GDP	0.8%	3.2%	2.7%	3.2%	3.2%
Primary balance	66,533	40,829	38,084	27,520	24,782
% of GDP	5.7%	3.4%	3.0%	2.1%	1.8%
GDP (nominal value)	1,166,548	1,218,535	1,260,598	1,300,929	1,351,328

(1)	The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion.

(2)	Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 (€13,815 million, or 1.2 per cent of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€ 1,600 million, or 0.2 per cent of GDP), 2002 (€ 10,800 million, or 0.9 per cent of GDP), 2003 (€ 2,700 million, or 0.2 per cent of GDP) and 2004 (€4,500 million, or 0.4 per cent of GDP).
Source: Annual Report of the Bank of Italy (May 2005) for the year ended December 31, 2004.
     General government expenditures and revenues have increased in each of the last five years and are expected to increase in 2005. General government expenditures increased 2.3 per cent in 2004, mainly as a result of increases in consumption and social service expenditures, compared to 5.3 per cent in 2003. As a percentage of GDP, general government expenditures decreased to 48.4 per cent in 2004 from 49.2 per cent in 2003.
     General government revenues increased 2.1 per cent in 2004, compared to a 4.5 per cent increase in 2003, primarily due to capital revenues attributable to receipts from the tax amnesty introduced in 2003 and extended to 2004 and higher social security contributions. As a percentage of GDP, general government revenues decreased to 45.2 per cent in 2004 from 46.0 per cent in 2003.
Expenditures
     Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.

     Social Services. Social Services includes expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”) provides similar services.
     Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. The following are the principal reforms to the Italian pension system since 1992:
•	Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.

•	In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual’s pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The Government, however, continues to provide welfare and disability pensions. Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.

•	In July 2004, Parliament enacted legislation to further reform Italy’s pension system. The reform, which will take effect in 2008, will further raise retirement age and increase minimum contribution periods required to qualify for early retirement pension and old age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seek additional pension benefits through contributions to private funds and will substantially delay severance payments.
Key 2004 Pension Reforms

Requirement to Qualify for:
	Early Retirement Pension	Old Age Pension
2004	(a) 57 years of age and 35 years of contributions; or	(a) 57 to 65 years of age and 5 years of contributions; or

	(b) 38 years of contributions, regardless of age.	(b) 40 years of contributions, regardless of age.

2005-2007	(a) 57 years of age and 35 years of contributions; or	Unchanged.

(b) 38 years of contributions, regardless of age increasing to 39 years of contributions in 2006 and 2007.

Requirement to Qualify for:
	Early Retirement Pension	Old Age Pension
2008-2009	(a) 60 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or

	(b) 40 years of contributions, regardless of age.	(b) 60 years of age and 35 years of contributions; or

(c) 40 years of contributions, regardless of age.

2010-2013	(a) 61 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or

	(b) 40 years of contributions, regardless of age.	(b) 61 years of age and 35 years of contributions; or

(c) 40 years of contributions, regardless of age.

From 2014	(a) 62 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or

	(b) 40 years of contributions, regardless of age.	(b) 62 years of age and 35 years of contributions; or

(c) 40 years of contributions, regardless of age.
     Expenditures for social services grew by 4.3 per cent in 2004, compared to 4.9 per cent in 2003 and 5.8 per cent in 2002. The decline in growth rate in 2004 reflects slower growth of pension expenditures, decreasing from 4.5 per cent in 2003 to 4.0 per cent in 2004, principally due to the effect of pension reforms that raised the age required to qualify for old age pension effective as of 2004. As a percentage of GDP, in 2004 and 2003 social services expenditures remained stable at 17.3 per cent, up from 17.0 per cent in 2002.
     Expenditures for public health and public education. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Public health care expenditures rose rapidly in 2000 and 2001, by 12.6 per cent and 11.0 per cent, respectively. The growth rate for public health care expenditures increased to 7.1 per cent in 2004 from 2.5 per cent in 2003 due to increasing expenditures for pharmaceutical products. Public health care expenditures as a percentage of GDP amounted to 2.7 per cent in 2004 and 2.6 per cent in 2003.
     Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. Public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. The Government has introduced programs to increase vocational and technical training. In 1997, the Government implemented a major reform of the education system, which, among other things, increased the number of years of compulsory education from eight to ten and imposed higher standards for the end-of-school exam (esame di maturità).
     Compensation of public employees. As a percentage of GDP, compensation of public employees decreased to 11.0 per cent in 2004 from 11.1 per cent in 2003. Compensation of public employees increased by 3.0 per cent in 2004 compared to 5.5 per cent in 2003, due to the renegotiation and subsequent renewal of certain collective bargaining agreements, which led to a 5.7 increase in gross wages. The number of public employees decreased by 1.7 per cent in 2004, after remaining substantially unchanged in 2003 and 2002, mainly due to a reduction of public employees in the public education sector.

     Interest payments. Interest payments by the Government declined by €841 million in 2004, after declining by €3.3 billion and €7.0 billion in 2003 and 2002, respectively. The ratio of interest payments to GDP fell from 12.1 per cent in 1993 to 5.1 per cent in 2004, declining 0.2 per cent from 2003 to 2004 and 0.5 per cent from 2002 to 2003. Average interest rates, which declined steadily from 1991, were stable at 6.0 per cent in 1999 to 2001 and decreased from 5.2 per cent in 2002 to 4.7 per cent in 2004 mainly as a result of the repayment of bonds with higher coupons issued between 1990 and 1995. Between May 1999 and October 2000, the average gross rate on Treasury bills rose from 2.6 per cent to 5.1 per cent, before falling to 1.9 per cent in June 2003 and rising to 2.1 per cent at the end of 2003. It remained substantially stable at 2.1 per cent throughout 2004. Similarly, the gross yield on ten-year domestic bonds rose from 3.9 per cent in January 1999 to 5.7 per cent in September 2000, fell to 3.7 per cent at June 2003 and rose to 4.4 per cent at the end of 2003. It remained stable at 4.4 per cent until June 2004, then fell to 3.8 per cent at the end of the year.
Revenues
     Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2004, the maximum individual tax rate was 45 per cent and the maximum corporate tax rate was 33 per cent. Under the 2005 Budget Law the maximum individual tax rate was reduced to 43 per cent. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years.
     VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20 per cent, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.
     Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.
     Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance during the last four years have led to an increase in the general tax base and to an improvement in compliance.
     In each year 1999 through 2002, Italy enacted reforms to reduce the level of taxation. With the 2000 Budget Law the Government lowered taxes on purchases of a principal residence, on house rents and on building renovations, established further and higher allowances on personal income tax, lower inheritance and estate taxes, and reduced the tax rate on corporate merging and demerging operations from 27 per cent to 19 per cent. As part of the tax reforms implemented since 2001, income tax rate for companies was reduced from 37 per cent to 33 per cent. Income tax for companies was also partially reformed and consequently renamed IRES (formerly IRPEG). Italy’s fiscal burden, which is the aggregate of direct and indirect taxes and social security contributions as a percentage of GDP, rose from 41.9 per cent in 2002 to 42.6 per cent in 2003 before decreasing to 41.7 per cent in 2004, principally due to a reduction in capital gains taxes.

     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2004.
Composition of Tax Revenues(1)

	2000	2001	2002	2003	2004
		(millions of euro)
Direct taxes
Personal income tax	113,970	120,931	120,204	124,238	127,657
Corporate income tax	28,622	32,521	29,651	29,022	28,063
Local income tax	165	195	145	60	23
Investment income tax	18,426	15,174	12,620	10,509	10,539
Other(2)	3,774	8,739	7,693	13,770	15,715
Total direct taxes	164,957	177,560	170,313	177,599	181,997

Indirect taxes
VAT	89,022	91,515	93,881	96,177	100,562
Other transaction-based taxes	15,042	14,519	16,497	18,481	20,527
Production taxes	26,532	25,936	26,034	27,456	26,214
Tax on State monopolies	7,357	7,305	7,685	7,770	8,502
National Lottery	8,887	7,722	8,858	6,839	14,657
Others	678	637	638	3,774	1,855
Total indirect taxes	147,518	147,634	153,593	160,497	172,317

Total taxes	312,475	325,194	323,906	338,096	354,314

(1)	The data presented in this table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures” under “—Revenues and Expenditures,” primarily because this table is prepared on the basis of State sector (cash basis) accounting criteria while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this table is prepared on a cash basis, it reflects tax receipts of entities such as local government entities, which are excluded from State sector accounting, that are collected by the State in the first instance and subsequently transferred to such entities.

(2)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.
Source: Annual Report of the Bank of Italy (May 2005)for the year ended December 31, 2004

     IRAP Dispute. In November 2003, the Regional Tax Court of Cremona (Commissione Tributaria Provinciale di Cremona) instituted a proceeding before the European Court of Justice (ECJ), referred to as the IRAP case, requesting that the ECJ issue a preliminary ruling in the case of Banca Popolare di Cremona Soc. Coop.a.r.l. v. Agenzia Entrate Ufficio di Cremona on the question of whether Italy’s regional tax on production (Imposta Regionale sulle Attivitá Produttive or IRAP) is incompatible with the EU’s prohibition of national turnover taxes other than VAT. IRAP was introduced in 1998 in connection with Italy’s regional devolution program. IRAP receipts are reflected in indirect taxes in the “General Government and Revenues” table set forth above and totaled €31.3 billion, €32.8 billion and €32.3 billion in 2002, 2003 and 2004, respectively. They are collected by the Italian government on behalf of Italy’s regions and they represent one of the principal sources of funding of regional expenditures. In March 2005, the EU advocate general opined before the ECJ that IRAP possessed the essential features of VAT and therefore should be ruled to be incompatible with VAT. Italy’s position is that IRAP does not violate the EU’s prohibition on national turnover taxes other than VAT. The ECJ has not yet delivered its preliminary ruling on the IRAP case. If the ECJ ruled that IRAP is incompatible with EU law, the Italian Government estimates that the retroactive entitlement to reimbursement would be in excess of €120 billion. Accordingly, in order to avoid material adverse effects on Italy’s regional finances, the EU Advocate General requested that the ECJ limit the effects of its ruling from a temporal standpoint by reference to a fixed date. A hearing on this matter was held in December 2005.
Government Enterprises
     The following chart summarizes, certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.
Principal Government Enterprises

		Per cent of		Total	Total
		Government		Assets	Liabilities	Net profit (loss)
		Ownership as		At December 31,		As of December 31,
		of February 2,
Company	Industry Sector	2006(1)		2004	2004	2002	2003	2004
					(millions of euro)
Alitalia Linee Aeree Italiane S.p.A.	Airline	49.9%		4,476	4,024	93	(520)	(812)
Cassa Depositi e Prestiti	Banking/Financial Services	70.0%		107,533	103,152	72	N.A.	286
ENEL S.p.A.	Electricity/Utility	32.2	%(2)	69,385	48,407	2,008	2,509	2,700
ENI S.p.A.	Energy	30.3	%(2)	72,524	36,829	4,593	5,585	7,274
Ferrovie dello Stato S.p.A.	Railroads	100.0%		91,818	55,820	77	31	(125)
Poste Italiane S.p.A.	Post	100.0	%(2)	47,886	46,339	N.A.	N.A.	215
Finmeccanica S.p.A.	Aerospace/Defense	32.4%		28,622	24,898	203	199	526
RAI Holding S.p.A.	Broadcasting	99.6%		2,341	1,581	(17)	82	82
GRTN S.p.A.	Energy transmission	100.0%		3,388	3,293	11	12	15

(1)	The percentages refer to the holding company (S.p.A.), while the financial data refers to the entire group on a consolidated basis.

(2)	Including the share indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A. In December 2003 the Treasury transferred shares representing 10.35 per cent of ENEL, 10 per cent of ENI and 35 per cent of Poste Italiane to Cassa Depositi e Prestiti (“CDP”), a wholly owned entity with historical responsibility for promoting local development and managing postal savings instruments, in exchange for the transfer by CDP to the Treasury of approximately €11 billion. These transfers were part of a series of transactions that included the conversion of CDP into a joint stock company, the further assumption by the Treasury of a portion of CDP’s assets and liabilities, and the subsequent sale by the Treasury of a 30 per cent minority stake in CDP to 65 Italian banking foundations for an aggregate consideration of €1.1 billion.
Source: Ministry of Economy and Finance

     Finmeccanica is Italy’s second largest manufacturer in the aerospace and defense sector. Due to Finmeccanica’s involvement in the defense sector, the Government has maintained a significant interest in the share capital of the company through the Ministry of Economy and Finance (approximately 32 per cent), has retained a golden share, and has limited the maximum ownership of any shareholder to 3 per cent.
Privatization Program
     Privatizations managed by the Italian Treasury. Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector, integrated oil companies and electricity utilities. Based on Treasury data, from February 1994 to December 2004 the Government raised approximately €136 billion (including revenues from the IRI disposal program), making the Italian privatization program one of the largest privatization programs in Europe.
     The Italian Treasury currently holds majority or controlling interests in 27 public companies. Italy recorded lower receipts from privatizations in 2005 than targeted in its 2005-2008 Program Document. However, Italy continues to rely on proceeds from privatizations, state-owned real estate disposals and securitizations to reduce public debt as a percentage of GDP and achieve the targets set out in its 2006-2009 Program Document.

     The table below illustrates the principal Italian privatizations since 1994 managed by the Treasury since 1994 that generated proceeds of over €100 million.
Principal privatizations managed directly by the Italian Treasury
(from 1994 to December 2004)

					Percentage of
	Industry			Gross proceeds in	capital disposed
Company Name	Sector	Offer Date	Offering Type	millions of euro	of
IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	47.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.48
INA	Insurance	Oct 1995	Private Placement	871	18.37
ENI	Oil	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Exchangeable	1,684	31.08
IMI	Banking	July 1996	Marketed block trade	259	6.94
ENI	Oil	Nov 1996	Public Offer	4,586	16.19	(1)
Istituto San Paolo di Torino	Banking	June 1997	Public Offer	148	3.36
ENI	Oil	July 1997	Public Offering	6,833	18.21	(1)
Telecom Italia	Telecom	Nov 1997	Public Offer/Private	11,818	29.18
Seat	Publishing	Nov 1997	Competitive bidding	854	44.74
ENI	Oil	July 1998	Public Offer	6,712	15.20	(1)
BNL	Banking	Sept/Dec 1998	Public Offer/Private Placement	3,464	68.25
ENEL	Utility	Nov 1999	Public Offer	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade sale	2,037	100.00

Banco di Napoli	Banking	Nov 2000	Government tender in Public Offer	494	16.16
ENI	Oil	Feb 2001	Competitive Bidding	2,721	5.00

Telecom Italia	Telecom	Dec 2002	Private placement	1,434	2.67
			Trade Sale

ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60

ENEL	Electricity	Oct 2004	Public Offer	7,636	18.86

(1)	Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.
Source: Ministry of Economy and Finance

     The legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.
     Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato), prior to their use for the purchase or repayment of outstanding Treasury securities.
     The original purpose of the privatization program was to reduce the level of direct Government ownership; thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.
     The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1993, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. Between 1991 and 2004, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to 43 per cent, having reached a peak of 70 per cent in 2000. At December 31, 2004 total market capitalization was €569 billion, up from €487 and €458 billion as of December 31, 2003 and 2002, respectively.

     Privatizations managed by IRI. IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.6 billion for the period from July 1992 to December 2001. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €6.2 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation IRI made advance payments to the Ministry of Economy and Finance amounting to €8.0 billion in 2000 and €3.0 billion in 2001. On November 30, 2002, IRI merged into Fintecna S.p.A.
Major Privatizations managed directly by IRI in the period 1999-2001

				Gross
				Revenue in	Percentage
				millions of	of capital
Company Name	Industry Sector	Offer Date	Offer Type	euro	disposed of
Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/ June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data
Government Real Estate Disposal Program
     The Government plans to dispose of its real estate assets to reduce the costs associated with owning those assets and to further reduce State debt.
     In September 2001, the Government approved new legislation to accelerate its real estate disposal program in light of the disappointing results attained in 2000 and early 2001. The program has been extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. The proceeds of this securitization transaction totaled €2.1 billion, which were paid to the Government in December 2001 and, pursuant to Eurostat methodology, accounted for in the three-year period 2002-2004. The Government completed its second real estate securitization transaction in December 2002, raising proceeds of €6.6 billion. In December 2004 and December 2005 the Government disposed of additional real estate assets through sales to two real estate investment funds, raising proceeds of €3.3 billion and €600 million in 2004 and 2005, respectively.

PUBLIC DEBT
General
     The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See “Public Finance — The Budget Process.” The Annual Financial Law sets a gross limit on issuances of Treasury securities other than Buoni Ordinari del Tesoro or BOTs, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy’s public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.
     The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.
     While Italy’s debt-to-GDP ratio has decreased from 124.3 per cent of GDP in 1994 to 106.5 per cent of GDP in 2004, it remained substantially higher than the 60 per cent Maastricht reference value at the end of 2004.
     The following table summarizes Italy’s public debt as at December 31 in each of the years 2000 through 2004, including debt represented by Treasury securities and liabilities to holders of postal savings.
Public Debt

	2000	2001	2002	2003	2004
	(millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	102,093	113,810	113,740	119,645	118,750
Medium and long term bonds (initially incurred or issued in Italy)	937,248	948,244	946,535	952,084	979,506
External bonds (initially incurred or issued outside Italy)(2)	69,471	79,795	81,201	84,147	85,262
Total Treasury Issues	1,108,812	1,141,849	1,141,476	1,155,876	1,183,518
Postal savings(3)	117,895	138,207	151,939	101,067	117,734
Debt incurred by:
FS bonds and other debt(4)	11,012	6,932	4,889	3,408	1,753
ANAS bonds and other debt(5)	2,141	900	384	218	52
Other State sector entities(6) (7)	13,115	9,960	9,503	40,105	37,817
Other general government entities(7)	45,695	53,512	56,816	88,549	98,881
Total public debt	1,298,670	1,351,360	1,365,007	1,389,223	1,439,755
as a percentage of GDP	111.3%	110.9%	108.3%	106.8%	106.5%
Treasury accounts(8)	(19,331)	(21,487)	(21,185)	(13,048)	(15,709)
Total public debt net of Treasury accounts	1,279,339	1,329,873	1,343,822	1,376,175	1,424,046

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.

(2)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.
(3)	Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of Cassa Depositi e Prestiti (“CDP”) into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail below.

(4)	Includes FS bonds, which are securities issued by Ferrovie dello Stato S.p.A., or FS, the State railway entity and other debt incurred by FS and assumed by the Treasury by law in 1996.

(5)	Includes ANAS (Azienda Nazionale per le Strade) bonds, which are securities issued by ANAS, the State Road Board and other debt incurred by ANAS.

(6)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities. The indebtedness of Infrastrutture S.p.A., relying on the TAV project (high-speed railroad infrastructure), is included since 2004.

(7)	The increase in debt of “other State sector entities” and “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail below.

(8)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”
Source: Ministry of Economy and Finance

     On December 5, 2003, the Ministry of Economy and Finance issued a Decree pursuant to which Cassa Depositi e Prestiti (“CDP”), an administrative entity with historical responsibility for promoting local development, including by lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30 per cent stake in CDP to 65 Italian banking foundations.
     From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:
•	the Ministry of Economy and Finance assumed €101 billion of CDP’s postal bonds and accounts, shown in the table above as “Postal Savings.” Prior to December 2003, Italy accounted for CDP’s entire postal savings liabilities under “Postal Savings”;
•	the remaining approximately €73 billion of CDP’s obligations in respect of postal savings ceased to be accounted for as a portion of public debt; and
•	loans totaling €28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities (shown in the table above under “other general government entities”) or in the debt of central government, when it was fully committed to the refunding (“other State sector entities” in the table above). The increase in debt of “other State sector entities” and “other general government entities,” shown in the table above, is largely the result of this recharacterization.
     Debt management continues to be geared towards lengthening the average maturity of public debt, which steadily increased from 5.73 years at December 31, 2000 to 6.43 years at December 31, 2004. The average maturity of public debt decreased to 5.56 years at December 31, 2002 due principally to a bond exchange with the Bank of Italy on December 31, 2002. The Ministry of Economy and Finance issued to the Bank of Italy €15.4 billion of BTPs with interest rates ranging from 5.0 per cent to 6.5 per cent and maturing between 2012 and 2031 in exchange for €39.4 billion of outstanding 1.0 per cent BTPs maturing between 2014 and 2044 issued in 1993.

     The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one third.
     The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato S.p.A. and ANAS (Azienda Nazionale per le Strade) and debt incurred by other state sector entities and other general government entities.
Total Treasury Issues

	December 31,
	2004	2005
	(millions of euro)
Short term bonds (BOT)	118,750	117,806
Medium and long term bonds (initially issued in Italy)	779,506	1,006,589
External bonds (initially issued outside Italy)(1)	85,988	87,798

Total Treasury issues	1,184,244	1,212,193

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and is not directly comparable to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2004,” incorporated by reference herein (see page 89 below), and in the table “External Bonds of the Treasury as of December 31, 2005” below, which do not take into account (i) the effect of currency swaps and (ii) FS debt incurred outside Italy.
Source: Ministry of Economy and Finance
     In addition to its direct indebtedness, the Government also guarantees certain third-party indebtedness, such guarantees arising by operation of law. Under Italian commercial law, a sole shareholder guarantees the company’s indebtedness incurred while such joint stock company is wholly-owned by such shareholder. Such guarantee is limited to cases of insolvency of a joint stock company. Therefore, indebtedness of joint stock companies incurred during the period that such companies are or were wholly-owned by the Government is guaranteed by the Government by operation of law. In 1993, Parliament extended this provision to all preexisting indebtedness of State holding companies converted to joint stock companies.
Summary of Internal Debt
     Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy’s total internal public debt as at December 31, 2004 was €1,347,206 million, an increase of €59,074 million from December 31, 2003.

The following table summarizes the internal public debt as at December 31 in each of the years 2000 through 2004.
Internal Public Debt

	2000	2001	2002	2003	2004
		(millions of euro)
Debt incurred by the Treasury:
Short Term Bonds (BOT)(1)	102,093	113,810	113,740	119,645	118,750
Medium and Long Term Bonds
CTZ(2)	62,416	48,577	59,193	52,636	45,603
CCT(3)	239,740	228,214	215,470	197,540	197,435
of which:
Floating rate	238,240	228,214	215,470	197,540	197,435
CTE(4)	1,500	—	—	—	—
BTP(5)	635,092	671,453	671,872	691,705	707,890
BTP€i(6)				10,203	28,578
Total	1,039,341	1,062,054	1,060,275	1,071,729	1,098,256

Postal bonds(7)	69,255	73,387	77,250	57,522	53,094
Postal accounts(7)	48,640	64,820	74,689	43,545	64,640
FS bonds and loans(8)	5,578	2,065	1,032	1,032	0
ANAS bonds and loans (9)	1,622	384	384	218	52
Other State sector entities(10)	11,282	8,507	7,352	11,204	37,141
Other general government entities(11)	39,647	46,430	47,991	74,795	94,023
Total internal public debt	1,215,365	1,257,647	1,270,106	1,288,132	1,347,206

Treasury accounts(12)	(19,331)	(21,487)	(21,185)	(13,048)	(15,709)

Total internal public debt net of Treasury account	1,196,034	1,236,160	1,248,921	1,275,084	1,331,497

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.

(4)	CTEs (Certificati del Tesoro denominated in ECU) were CCTs issued in ECU.

(5)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.

(6)	BTP € is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(7)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties, and “Postal Accounts,” are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Infrastrutture S.p.A., Fintecna S.p.A. and companies formed in connection with securitization transactions carried out by the Treasury. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “Debt — General.”

(8)	Includes FS bonds and other debt incurred by FS and assumed by the Treasury by law in 1996.

(9)	Includes ANAS bonds and other debt incurred by ANAS.

(10)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(11)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad. The increase in debt of “other general government entities” in 2003 was largely due to the conversion of CDP into a joint stock company in 2003, as described in greater detail above under “Debt — General.”

(12)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”
Source: Ministry of Economy and Finance

     The following table divides the internal public debt into floating debt and funded debt as at December 31 in each of the years 2000 through 2004. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	2000	2001	2002	2003	2004
		(millions of euro)
Floating internal debt(1)	78,604	108,131	119,680	92,189	111,390
Funded internal debt	1,136,761	1,149,516	1,150,426	1,195,943	1,235,816
Total internal public debt	1,215,365	1,257,647	1,270,106	1,288,132	1,347,206

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.
Source: Ministry of Economy and Finance
     Italy reduced the ratio of short-term bonds to total debt issued from 23.22 per cent in 1994 to 9.16 per cent in 2000. This ratio has remained stable at approximately 10 per cent in the four years to December 31, 2004. Italy reduced the ratio of CCTs to total debt issued from 21.38 per cent in 2000 to 16.67 per cent in 2004. The ratio of BTPs to total debt issued increased from 56.99 per cent in 2000 to 59.78 per cent in 2004.
Summary of External Debt
     External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2004 was €92,549 million, a decrease of €8,542 million from December 31, 2003.

          The following table summarizes the external public debt as at December 31 in each of the years 2000 through 2004.
External Public Debt

	2000	2001	2002	2003	2004
		(millions of euro)
External Treasury Bonds(1)	69,471	79,795	81,201	84,147	85,262
FS bonds and loans(2)	5,434	4,867	3,857	2,376	1,753
ANAS bonds	519	516	—	—	—
Other State sector entities	1,833	1,453	1,018	814	676
Other general government entities	6,048	7,082	8,825	13,754	4,858
Total external public debt	83,305	93,713	94,901	101,091	92,549

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy’s $10 billion Commercial Paper program are repaid in full every year by year-end.

(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.
Source: Ministry of Economy and Finance
     The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 in each of the years 2000 through 2004. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. The US$ amount shown below includes US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	2000	2001	2002	2003	2004
			(millions)
Euro	21,496	25,310	21,753	21,354	20,328
British Pounds	1,305	2,505	2,005	2,605	2,855
Swiss Francs	5,800	6,800	7,800	8,800	9,800
U.S. Dollars	29,074	30,866	38,591	45,675	49,589
Japanese Yen	1,675,000	1,475,000	1,475,000	1,325,000	1,225,000
Norwegian Kroner	—	—	2,000	4,000	4,000
Australian Dollars	—	—	—	—	1,000
Source: Ministry of Economy and Finance
     Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US $76.3 billion by issuing bonds denominated in euro and currencies other than euros during the period 2000 through 2004. As of December 31, 2004, external debt accounted for approximately 6.43 per cent of total public debt, compared to 6.41 per cent at December 31, 2000. As of December 31, 2004, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 5.09 per cent and 2.17 per cent of total Treasury bonds, respectively.

     Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1933, a US$ 40 billion Medium-Term Note Program established in 1998 and a $10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003.
Debt Service
     The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2004 was as follows:

				2013
	2005	2006	2007-2012	and after
		(millions)
Euro	3,000	2,000	8,763	6,565
British Pounds	105	—	600	2,150
Swiss Francs	1,300	2,000	6,500	—
U.S. Dollars	4,100	15,000	22,989	7,500
Japanese Yen	225,000	200,000	350,000	450,000
Norwegian Kroner	—	—	2,000	2,000
Australian Dollars	—	—	1,000	—

Source: Ministry of Economy and Finance
Debt Record
     Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
Floating Internal Debt of the Treasury(1)
as of December 31, 2004
(millions of euro)

			Outstanding
	Interest	Maturity	principal
Title	Rate	date	amount
BOT (3 months)	various	various	3,500
BOT (6 months)	various	various	43,250
Postal accounts	floating	none	64,640

Total floating internal debt of the Treasury			111,390
Treasury accounts	floating	none	(15,709)

Total floating internal debt net of Treasury accounts			95,681

Funded Internal Debt of the Treasury(1)
as of December 31, 2004
(millions of euro)

			Outstanding
	Interest	Maturity	principal
Title	Rate (%)	Date	amount
BOT (12 months)	various	various	72,000
CTZ	various	various	45,603
CCT	various	various	197,435
BTP	various	various	707,890
BTP €i	various	various	28,578

Total funded internal debt of the Treasury			1,051,506

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance
External Bonds of the Treasury
as of December 31, 2004
     The table “External Bonds of the Treasury as of December 31, 2004,” page 80 to 82 of Exhibit (d) of the Annual Report on Form 18-K for the year ended December 31, 2003, filed March 9, 2005, is incorporated by reference in this Annual Report.
External Bonds of the Treasury
as of December 31, 2005
     The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2005.

		Initial
		Public			Original	Principal
		Offering			Principal	Amount	Equivalent in
Title	Interest Rate(%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
US$(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,966,855,980
$1,500,000,000	6.025%-6.88%	100.000%	March 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,271,509,706
$750,000,000	5.81%-6.70%	100.000%	March 5, 1996	Mar 5, 2002/10	750,000,000	750,000,000	635,754,853
$1,500,000,000	5.97% -6.25%	100.000%	December 20, 1996	Dec 20, 2004/12	1,500,000,000	1,500,000,000	1,271,509,706
$2,500,000,000	6.000%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	2,119,182,843
$2,000,000,000	6.000%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,695,346,274
$2,000,000,000	5.250%	99.506%	April 5, 2001	April 5, 2006	2,000,000,000	2,000,000,000	1,695,346,274
$3,000,000,000	4.375%	99.468%	October 25, 2001	October 25, 2006	3,000,000,000	3,000,000,000	2,543,019,412
$2,000,000,000	4.375%	98.007%	January 28, 2002	October 25, 2006	2,000,000,000	2,000,000,000	1,695,346,274
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,695,346,274
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	847,673,137
$300,000,000	3 mth libor -0.065%	100.000%	August 1, 2002	August 1, 2007	300,000,000	300,000,000	254,301,941
$3,000,000,000	3.625%	99.721%	September 4, 2002	September 4, 2007	3,000,000,000	3,000,000,000	2,543,019,412
$3,000,000,000	2.500%	99.767%	January 30, 2003	March 31, 2006	3,000,000,000	3,000,000,000	2,543,019,412
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,695,346,274
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,695,346,274
$1,250,000,000	3.25%	99.949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	1,059,591,422
$2,000,000,000	99.52%	99.521%	July 3, 2003	July 15, 2008	2,000,000,000	2,000,000,000	1,695,346,274
$3,000,000,000	2.75%	99.901%	November 13, 2003	December 15, 2006	3,000,000,000	3,000,000,000	2,543,019,412
$100,000,000	4.17%	100.000%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	84,767,314
$100,000,000	4.06%	100.000%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	84,767,314
$2,000,000,000	2.75%	100.239%	January 14, 2004	December 15, 2006	2,000,000,000	2,000,000,000	1,695,346,274
$2,000,000,000	3.25%	99.515%	March 3, 2004	May 15, 2009	2,000,000,000	2,000,000,000	1,695,346,274
$2,000,000,000	3.75%	99.783%	June 30, 2004	December 14, 2007	2,000,000,000	2,000,000,000	1,695,346,274
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	3,390,692,549
$3,000,000,000	4.00%	99.932%	May 9, 2005	June 16, 2008	3,000,000,000	3,000,000,000	2,543,019,412

Euro(2)
2,500,000,000	9.250%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
1,022,583,762	3 mth libor+ 0.0625%	99.887%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762

		Initial
		Public			Original	Principal
		Offering			Principal	Amount	Equivalent in
Title	Interest Rate(%)	Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
567,225,000	6.250%	100.790%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
762,245,000	5.875%	101.594%	July 2, 1997	July 2, 2007	762,245,000	762,245,000	762,245,000
1,533,870,000	5.750%	101.663%	July 10,1997	July 10, 2007	1,533,870,000	1,533,870,000	1,533,870,000
60,000,000	FRN/FX	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
1,000,000,000	CMS	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
1,000,000,000	CMS	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
1,000,000,000	CMS	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
2,000,000,000	4.750%	99.706%	January 23, 2001	January 23, 2006	2,000,000,000	2,000,000,000	2,000,000,000
150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
3,000,000,000	5.750%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
400,000,000	3 mth libor - 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
1,000,000,000	3 mth eubor - 0.06%	100.000%	July 24, 2003	January 24, 2007	1,000,000,000	1,000,000,000	1,000,000,000
150,000,000	84.5% cms 10Y	100.000%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
300,000,000	12 mth eubor + 0.10%	100.000%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
720,000,000	3.546% until 2009	100.000%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
395,000,000	3.523% until 2010	100.000%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
200,000,000	85% * 10y Eurswap	100.000%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
2,500,000,000	85% * 10y swap rate	100.000%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
300,000,000	85.5% * 10y swap rate	100.000%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
200,000,000	6mEur+1.5%(max 10X(cms10-cms2)	100.000%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000

Swiss Francs(3)
ChF 1,000,000,000	3.500%	102.900%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	643,045,463
ChF 1,500,000,000	3.125%	99.825%	Jan 15,1999	July 15, 2010	1,500,000,000	1,500,000,000	964,568,195
ChF 1,000,000,000	3.625%	100.820%	January 10, 2001	January 10, 2006	1,000,000,000	1,000,000,000	643,045,463
ChF 1,000,000,000	3.000%	100.180%	February 11, 2002	August 11, 2006	1,000,000,000	1,000,000,000	643,045,463
ChF 1,000,000,000	2.000%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	643,045,463
ChF 1,000,000,000	2.000%	99.775%	August 11, 2003	February 9, 2007	1,000,000,000	1,000,000,000	643,045,463
ChF 1,000,000,000	1.750%	100.09%	February 3, 2004	March 3, 2008	1,000,000,000	1,000,000,000	643,045,463
ChF 1,000,000,000	2.750%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	643,045,463

			Initial
			Public			Original	Principal
			Offering			Principal	Amount	Equivalent in
Title	Interest Rate(%)		Price	Date of Issue	Maturity Date	Amount	Outstanding	euro
ChF 2,000,000,000	2.500%		100.090%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,286,090,927

Pounds Sterling(4)
£400,000,000	10.500%		100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	583,685,977
£1,500,000,000	6.000%		98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,188,822,414
£600,000,000	3mth libor - 0.15%		100.000%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	875,528,965
£250,000,000	5.25%		99.476%	July 29, 2004	December 7, 2034	250000000	250000000	364,803,736

Norwegian Kroners(5)
NOK 2,000,000,000	6.150%		100.000%	September 25, 2002	September 25, 2012	2,000,000,00	0 2,000,000,000	250,469,631
NOK 2,000,000,000	4.340%		100.000%	June 23, 2003	June 23, 2015	2,000,000,00	0 2,000,000,000	250,469,631

Japanese Yen(6)
¥125,000,000,000	5.500%		100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	899,928,006
¥125,000,000,000	4.500%		100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	899,928,006
¥150,000,000,000	3.800%		100.000%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	1,079,913,607
¥100,000,000,000	3.700%		100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	719,942,405
¥100,000,000,000	3.45	%e	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	719,942,405
¥100,000,000,000	1.800%		99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	719,942,405
¥100,000,000,000	0.375%		99.936%	October 10, 2001	October 10, 2006	100,000,000,000	100,000,000,000	719,942,405
¥100,000,000,000	0.375%		99.800%	April 2, 2002	October 10, 2006	100,000,000,000	100,000,000,000	719,942,405
¥100,000,000,000	0.650%		99.995%	April 14, 2004	March 20, 2009	100,000,000,000	100,000,000,000	719,942,405

Australian Dollar(7)
A$ 1,000,000,000	5.880%		99.803%	February 27, 2004	August 14, 2008	1,000,000,000	1,000,000,000	620,770,998

TOTAL OUTSTANDING								83,707,043,091 (8)

(1)	U.S. dollar amounts have been converted into euro at $1.1797/€1.00, the exchange rate prevailing at December 30, 2005.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5551/€1.00, the exchange rate prevailing at December 30, 2005.

(4)	Pounds Sterling amounts have been converted into euro at £0.6853/€1.00, the exchange rate prevailing at December 30, 2005.

(5)	Norwegian Kroner amounts have been converted into euro at NOK7.985/€1.00, the exchange rate prevailing at December 30, 2005.

(6)	Japanese Yen amounts have been converted into euro at ¥138.9/€1.00, the exchange rate prevailing at December 30, 2005.

(7)	Australian Dollar amounts have been converted into euro at A$1.6109/€1.00, the exchange rate prevailing at December 30, 2005.

(8)	The amount of external bonds shown above does not take into account the effect of currency swaps that Italy often enters into in the ordinary course of the management of its debt. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of December 31, 2005
Currency	Before Swap	After Swap
US Dollars	52.15%	8.60%
Euro	25.05%	70.30%
Swiss Francs	8.07%	8.69%
Pounds Sterling	4.79%	3.41%
Norwegian Kroner	0.60%	—
Japanese Yen	8.60%	9.00%
Australian Dollar	0.74%	—
Total External Bonds (in millions of Euro)	€83,707	€88,637

Source: Ministry of Economy and Finance